ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D. C. 20549

07043482

FORM 1-A

RECD S.E.C.
FEB 2 - 2007
1086

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Original Date Filed:

Date Filed: ______________________

File No: 24-10172

**RX Healthcare Systems, Ltd.**
(exact name of issuer as specified in it's charter)

SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2007
WASH, D.C.
161 SECTION

**COLORADO**
(state or other jurisdiction of incorporation or organization)

**3631 East 7th Avenue Parkway, Denver, Colorado 80206**
**(303) 388-7752**
(Address including zip code, and telephone number, including area code of Issuer's)
(principal executive offices)

**Malcolm D. Crawford, 3631 East 7th Avenue Parkway, Denver, Colorado 80206**
**(303) 388-7752**
(Name, Address, including zip code and telephone number, including area code
of agent for service)

**339112** **20-5864912**
(Primary Standard Industrial Classification Code Number, IRS Employer Identification Number)

***This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.***

PROCESSED
FEB 0 7 2007
THOMSON
FINANCIAL

## PART I - NOTIFICATION

**ITEM 1. Significant Parties**

(a)(b) The Issuers directors and officers are as follows:

<u>Name</u>

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer

| <u>Business</u> | <u>Residential</u> |
|---|---|
| 79860 Tangelo | 79860 Tangelo |
| La Quinta, CA 92253 | La Quinta, CA 92253 |

Malcolm Crawford, Director, Vice President, General Counsel

| <u>Business</u> | <u>Residential</u> |
|---|---|
| 3631 East 7th Avenue Parkway | 3631 East 7th Avenue Parkway |
| Denver, Colorado 80206 | Denver, Colorado 80206 |

Leticia I. Tucker, Director, Secretary/Treasurer

| <u>Business</u> | <u>Residential</u> |
|---|---|
| 79860 Tangelo | 79860 Tangelo |
| La Quinta, CA 92253 | La Quinta, CA 92253 |

(c) There are no general partners

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

R Tucker & Associates, Inc., a Colorado Corporation

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

R Tucker & Associates, Inc., a Colorado corporation

(f) The promoters of the issuer are:

Ronald S. Tucker

(g) Affiliates of the Issuer.

Tensleep Corporation, a Colorado corporation
Tensleep Wireless Corporation, a Colorado corporation
Tensleep Financial Corporation, a Colorado corporation

(h) Counsel to the Issuer with respect to the proposed offering:

Malcolm Crawford
3631 East 7th Avenue Parkway
Denver, Colorado 80206

(i) The underwriter with respect to the proposed offering: Not Applicable.

(j) The underwriters directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) Counsel to the underwriter: Not Applicable.

**ITEM 2. Application of Rule 262**

(a) There are no disqualifications pursuant to Rule 262

(b) Not applicable.

**ITEM 3. Affiliate Sales**

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

**ITEM 4. Jurisdictions to Which Securities are to be Offered.**

(a) No securities are to be offered by underwriters, dealers, or salespersons.

(b) The Offering will be made in Colorado by our officers and directors.

**ITEM 5. Unregistered Securities Issued and Sold Within One Year**

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer**: RX Healthcare Systems, Ltd., a Colorado corporation.

(2) **Title and Amount of Securities Issued:**

a. 1,000,000 shares of Common Stock were issued to R Tucker & Associates, Inc., a Colorado corporation, in exchange for the payment of $10,000 in cash for 1,000,000 shares, $.01 per share on January 16, 2007. The price of the shares was arbitrarily determined by our directors. R Tucker & Associates is the parent company of the company.

b. Options to purchase 1,000,000 shares of our Common Stock at $.10 per share ($100,000) were issued on or about January 16, 2007 for $1,000 to Ronald S. Tucker, an officer and director; and the options are exercisable on or before January 15, 2012. All prices were arbitrarily determined by our directors.

R Tucker & Associates, Inc., is a corporate financial consulting firm with the principal shareholders being Ronald S. Tucker and Leticia I. Tucker, who are also officers and directors of the Issuer. R Tucker & Associates, Inc., is a private company.

(3) **Aggregate offering price and basis of Computation:**

a. 1,000,000 shares of common stock were issued to R Tucker & Associates, Inc., for cash in the total amount of $10,000 or $0.01 per share. The price of the shares was determined arbitrarily and by negotiation.

b. 1,000,000 shares of common stock underlying the options, which may be exercised at $.10 per share for a total of $100,000. The options may be exercised prior to January 15, 2012, unless extended by the Company with the payment of $0.01 per option for an additional year. The price of the options and the exercise price of the common stock were determined arbitrarily and by negotiation.

The issuer is qualifying the underlying shares of these options under this qualifying statement, pursuant to Rule 415, as provided for under Rule 251(d)(3) of the Securities Act of 1933, as amended.

(4) The names and identities of the persons to whom the securities were issued are:

a. R Tucker & Associates, Inc., a Colorado corporation were issued the 1,000,000 shares of Common Stock,

b. Ronald S. Tucker purchased the Option to purchase shares of the Common Stock.

(b) Sales of unregistered securities.

Not Applicable.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) The Common Stock was issued and the Options granted pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are "restricted" pursuant to Rule 144.

**ITEM 6. Other Present or Proposed Offerings**

None

**ITEM 7. Marketing Arrangements**

(a) None
(b) None

**ITEM 8. Relationship with Issuer of Experts Name in Offering Statements.**

Not Applicable.

**ITEM 9. Use of a Solicitation of Interest Document**

Not applicable.

**RX Healthcare Systems, Ltd.**

**CROSS REFERENCE SHEET**

| **Item in Form 1-A** | | **Location in Prospectus** |
|---|---|---|
| 1. | Cover Page of Offering Circular | Cover Page of Offering Circular |
| 2. | Distribution Spread | Front Cover Page |
| 3. | Summary Information and Risk Factors and Dilution | Summary; Risk Factors; Dilution |
| 4. | Plan of Distribution | Plan of Distribution |
| 5. | Use of Proceeds to Issuer | Use of Proceeds |
| 6. | Description of Business | Business |
| 7. | Description of property | Business - Facilities |
| 8. | Directors, Executive Officers and Significant Employees | Management |
| 9. | Remuneration of Directors and Officers | Management - Compensation. |
| 10. | Security Ownership of Management and Certain Security Holders | Management |
| 11. | Interest of Management and Others in Certain Transactions | Management - Transactions with Management |
| 12. | Securities Being Offered | Description of Capital Stock |

PART II

Preliminary Offering Circular dated ____________, 2007

**RX Healthcare Systems, Ltd.**

**$ 250,000**

**1,000,000 INVESTMENT UNITS**
**100 Units Minimum Purchase**

**RX Healthcare Systems, Ltd.** a Colorado corporation (the "Company"), is a development stage company and is a developer and manufacturer of health care related products and its temporary principal address is 3631 East 7th Avenue Parkway, Denver, Colorado, 80206, phone number (303) 388-7752.

Our officers and directors are offering 10,000 Investment Units at $250 per Unit (minimum purchase of 100 Units). Each Unit consists of (1) 100 shares of the Common Stock, 100 Series A Warrants, 100 Series B Warrants, and 200 Series C Warrants. Each warrant of each series of warrants is to purchase 1 share. The exercise price for the Series A through C Warrants, are $0.80, $1.10, and $1.20 per share, respectively; and they are respectively to be exercised within 24, 36, and 48 months after the effective date of this offering. The officers, directors and affiliates of the Company may purchase all or part of the Units. The offering will end on or before December 31, 2007.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED THEREUNDER ARE EXEMPT FROM REGISTRATION.

| | Units | Price to Public[1] | Commissions[2] | Company Proceeds[3] |
|---|---|---|---|---|
| Per Unit | 1 | $ 250 | $ 25 | $ 175 |
| Maximum | 10,000 | $250,000 | $25,000 | $ 175,000 |

1 The securities are offered for cash and/or non-cash consideration, and may be sold to officers, directors and/or affiliates of the company.

2 The offering is being made by our Officers & Directors for which they will receive no remuneration . A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

3 Before deducting the Company's registration and distribution expenses estimated at $50,000.

Approximate Offering Commencement Date:____________, 2007.

## SUMMARY

*The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Prospectus.*

**Company**

We are a developer, manufacturer and distributor of healthcare or medical products.

**Report To Investors**

We plan to furnish annual reports to its shareholders which may include audited or un-audited annual financial statements. If prepared, we may provide un-audited quarterly financial statements and periodic progress reports to shareholders upon request. We are not a reporting company under the Exchange Act of 1934, as amended (the "Exchange Act"). The Company's Common Stock is not currently listed on any quotation service.

**The Offering**

| | |
|---|---|
| **Terms** | This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by the officers and directors of the Company for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. All or part of the Units may be sold to officers, directors and/or affiliates of the company. |
| **Time Period** | The Units are being offered until sold or December 31, 2007, the first to occur. |
| **Price** | 250 dollars ($250.00) per Unit for the 10,000 Units for an aggregate of $250,000, payable in cash or non-cash consideration. The value of non-cash consideration to be determined by Management in the exercise of its best business judgment. |
| **Units** | Each Unit consists of 100 shares of Common Stock together with 100 Series A Warrants, 100 Series B Warrants, and 200 Series C Warrants. The exercise price for the Warrants is $.80, $1.10, and $1.20, respectively (cash or non-cash consideration). The expiration dates, respectively, are <u>(24 months from effective date), (36 months), and (48 months)</u>, respectively (the "Expiration Dates"), unless the Expiration Dates are extended by the Company. See OFFERING AND DISTRIBUTION |
| **Common Stock - Before Offering** | 1,000,000, excluding options. |
| **Common Stock - After Offering** | 2,000,000 shares, excluding options and warrants. |
| **Estimated Value of Offering** | $250,000 upon the sale of 100% of the Units (before the exercise of the Series A through Series C Warrants and the exercise of Options granted to R Tucker & Associates, Inc.). With the exercise of the Series A through D warrants and the options granted to R Tucker & Associates, the total value will be $4,650,000. |
| **Use of Proceeds** | Extinguish indebtedness incurred providing working capital and for the payment of operating expenses. |
| **Dividends** | We do not currently anticipate paying cash or stock dividends. |
| **Risk Factors** | Our securities involve a high degree of risk, substantial and immediate dilution. |

**Stock Pricing**

The offering price of our securities has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated).

**Market for Common Stock**

There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.

**Certain Relationships**

Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers and directors of the Company are also officers, directors, and majority shareholders of R Tucker & Associates, Inc., the parent of RX Health Care Systems, Ltd.

**RISK FACTORS**

*In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.*

**No Operating History**

Our business has no operating history and its officers, directors and advisors lack experience in this business segment. See MANAGEMENT AND MANAGEMENT OF INVESTMENTS.

**Capital Requirement**

In order to commence operations, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital from this offering. If sufficient capital is not raised, we will continue to develop healthcare or medical products to the extent our capital will allow.

**Identified Product**

We have identified a specific product for which the company is negotiating a non-exclusive license to market, distribute and manufacture, build or assemble in the United States. However, the Product requires Federal Drug Administration (FDA) to certify or approve the product before it can be sold in the U.S. At this time no application has been made to the FDA and the company can not guaranty that an application will be filed or that if filed the product will be approved and certified; and if approved and certified there is no guaranty that we can negotiate the license agreement.

**Conflicts of Interest**

We are at this time subject to possible conflicts of interest arising from its relationship with organizations which may be affiliates. The Company's has no agreements with any affiliate to engage in any business or to render services of any kind to any other person, including investment in, or rendering advisory service to others investing in investments which meet the Company's investment policies and criteria.

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

**Limitations on Transferability and No Market for Securities**

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, or Series A through Series C Warrants of the Company. As a result, purchasers of Units may not be able to liquidate their investments in the event of an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment. Stock purchased and issued to and owned by officers, directors and affiliates are control shares and will be restricted. State law may also restrict transferability.

**Competition**

We will compete with other larger companies with greater financial resources than the Company.

**Arbitrary Determination of Offering Price**

The initial public offering price of the Units has been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, evaluation of prospective products, the prospects of the industry in which the Company is engaged, and sales and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all.

In determining the offering price, we considered its desire to (i) conduct the Offering in a manner that will achieve the widest distribution of the Common stock, (ii) provide liquidity in the Common Stock subsequent to the Offering, (iii) and comply with the minimum per share requirement of NASD. See "PLAN OF DISTRIBUTION - Stock Pricing and Number of Shares to be Issued".

**Dilution**

Investors in this Offering will experience immediate and substantial dilution in that the net tangible book value per share of the Common Stock after the offering will be substantially less than the offering price per share. See "DILUTION".

**Lack of Cash Dividends**

We have not paid any dividends on its Common Stock since our inception and do not intend to pay any cash dividends in the foreseeable future. We may in the future enter into financing arrangements that limit or prohibit the declaration or payment of any dividends. See "DIVIDEND POLICY".

**Control by existing stockholders**

Our parent company, R Tucker, will own a controlling interest of our outstanding shares of Common Stock after this Offering. Accordingly, R Tucker could continue to be able to elect all of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. See "BENEFICIAL OWNERSHIP".

**Need for Additional Financing**

The proceeds of this offering are sufficient to satisfy our capital requirements for the next 12 months, but, there can be no assurance that opportunities, or changes in our operations will not result in the expenditure of such resources before such time. Thereafter, we expect that it will require additional capital. There can be no assurance that additional capital will be available on terms favorable to us, if at all. To the extent that additional capital is raised through the sale of additional equity, the issuance of such securities could result in dilution to our shareholders. See "USE OF PROCEEDS" and "BUSINESS".

**No Escrow for Funds**

There will be no escrow of subscription funds received from the offering. The offering will close December 31, 2007, but may be closed earlier than that date, in the exercise of our discretion.

**Direct Participation Offering**

This Offering is being made on a "direct participation" basis by our officers and directors and it may use selected broker-dealers to sell the Units offered herein. See "PLAN OF DISTRIBUTION". Furthermore, we have reserved the right to close the offering prior to the sale of the 10,000 Units. There can be no assurance that all the Units will be sold. If the Offering is closed at less then all Units, there will be substantially less additional working capital available to us. The net cash proceeds from the sale of the Units if the maximum number of Units are sold will be approximately $40,000, because of the non cash sales. See "USE OF PROCEEDS".

**Lack of Revenues**

As of August 15, 2004 we have no revenues and there is no assurance that we will be able to earn revenues or sufficient revenues to sustain its operations.

**Non Cash Consideration**

There is no assurance that we will sell sufficient Units for cash to provided sufficient funds to enable us to adequately conduct our business.

We intend to sell Units of this offering for non cash consideration.

**Possible Effect of "Penny Stock" Rules on Liquidity**

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the Nasdaq Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the Nasdaq Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

**Directors Able to Issue Blank Check Preferred Stock**

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. At the current time the Company and its board of directors have no plans or intentions of issuing any preferred stock.

**Change in Market Conditions and Securities Regulation**

The stock market conditions may change and the Securities Exchange Commission and the State Regulators may change the regulations in a manner that makes it unfeasible to arrange for public offerings for Portfolio Companies.

**Sales to Officers, Directors and Affiliates**

We reserve the right to sell one or more Units to our officers, directors and affiliates.

## INVESTMENT CONSIDERATIONS

This Offering Circular contains certain Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933. When used herein, the words *"anticipate," "feel," "believe," "estimate," "expect," "Plan,"* and *"intend"* and similar expressions, reflect the current view of Management concerning future events and are subject to substantial risks and uncertainties.

## HISTORY AND BUSINESS

We were incorporated in the State of Colorado on October 23, 2006 and are a wholly owned subsidiary of R Tucker, who is a record and beneficial owner of 1,000,000 shares of our common stock representing 100% of the issued and outstanding securities. The Company has yet to commence operations. In addition, in January 2007, we issued 1,000,000 Options to Ronald S. Tucker. These Options are exercisable at $.10 per share, expiring January 15, 2012.

The temporary executive officers are 3631 East 7th Avenue Parkway, Denver, Colorado 80206, telephone (303) 388-7752. The accounting and financial offices are located at 9860 Tangelo Street, La Quinta, CA 92253, telephone (760) 771-0036.

### Management's Discussion of Business

We plan to license medical products using intellectual property developed by others. We have identified and are currently negotiating a license to market and distribute in the United States an Automatic External Defibrillator (AED), a medical instrument which can deliver an electrical shock. (the Product), provided the product can be certified and approved by the Federal Drug Administration (FDA). At the current time no application has been made for FDA certification or approval nor is there any assurance that an application will be made or that the FDA will certify or approve the product for sale in the United States if application is made.

We, under the belief that an application will be made and that certification and approval will be obtained, have developed the following business plan and are filing this Form 1 – A under Section 3(b) of the Securities Act of 1933, as amended to provide capital for carrying out the business plan. In the event no application is made or no certification or approval is obtain from the FDA, we will amend or alter our business plan at that time to include the development or licensing of other medical products.

We plan to develop the market for Public Access Defibrillators (PAD) based on the latest technology at a price-point that the consumer can afford. The market for PAD's is experiencing an explosive growth rate of more than 30% annually.[1] The world market in 2010 is estimated at $2,3 billion. This market can grow even faster by mass production and the use of innovative technologies[2]. We believe, that with a streamlined organisation and sharp market prices below the competition, we will have the opportunity to achieve a substantial market share.

The AED has become an over the counter medical instrument and can be offered to the end-user through the usual wholesalers as well as retailers. For this reason, we believe the Product is characterized by its user friendliness, attractive design, retail packaging and adjustable international speech commands.

## The Product

The Product, an Automatic External Defibrillator (AED), is a medical instrument which can deliver an electrical shock to the heart in case of a Sudden Cardiac Arrest (SCA). SCA is caused by arrhythmias, abnormal rhythms of the heart muscle. Most common life-threatening arrhythmia is ventricular fibrillation, wherein the heart's electrical signals become disorganized and erratic. During ventricular fibrillation, the heart ceases to pump sufficient blood to the body, resulting in unconsciousness within seconds. The only definitive treatment to terminate ventricular fibrillation is defibrillation, the application of an electric shock to the heart using a defibrillator. Timely defibrillation is the single most important factor in

[1] The New York Times, 3 May 2005, Do It Yourself: The Home Heart Defibrillator

[2] Frost & Sullivan, 10 September 2003, The World External Defibrillator Markets

saving the SCA victim's life. The sooner defibrillation therapy can be performed, the higher the likelihood of survival. We believe the Product is a reliable, safe, computer controlled instrument that can perform the defibrillation therapy in a matter of seconds.

Each year millions of people will die because of heart and coronary diseases. SCA accounts for the largest portion of the deaths. Most SCAs, occur at home while the remaining occur on the streets, public transport, at work or on the sport field. In case an SCA victim does not receive the timely support, death is inevitable. We believe the Product can assist in these cases and increase the survival rate significantly.

The Product makes it possible for bystanders to react quickly and adequately in case of an SCA. Even before the Emergency Medical Services arrival at the scene, the victim can receive the necessary defibrillation and reanimation. By opening the top cover of the Product, it will automatically switch itself on. With simple audio and visual commands the bystanders will be instructed on every step of the process.

After applying the electrodes on the victim, the Product will perform an electrocardiogram (ECG) analysis in order to determine if an electrical shock is recommendable or not. If a shock is recommended, the user will be instructed to press the flashing button to actually deliver the shock. If a shock is not recommended it is impossible to release an electric shock. The Product is being developed according to the latest guidelines on the basis of delivering a biphasic shock. A biphasic shock generates a sequence of two electrical shocks. After the application of the first shock, the command will be given to perform cardiopulmonary resuscitation (CPR) for two minutes with a cycle 2 breaths and 30 pumps. After these two minutes a new electrical shock can be applied if needed.

The Product is being developed as user friendly as possible in order to assist the user in a quick and correct defibrillation and reanimation procedure in a very stressful situation. The user will be assisted by clear spoken and visual commands. The spoken commands are professionally recorded in different languages by native speakers. The language settings can be adjusted before delivery of the unit. The user will not be able to select between the different languages in order not to loose safe precious time due to wrong settings.

The Product is to be characterized by an attractive and modern design. The design can be found in the retail packaging and promotion material such as brochures, displays, floor displays, etc. Everything necessary will be done to make the Product an eye catching consumer product with the emphasis on its life saving possibilities. The Product is based on business-to-consumer model as distinguished from the competition, which are based on a business-to-business model. We believe that our biggest competitive advantage will be in the price setting.

We will, however, have to compete with larger and stronger financial companies, with low brand recognition. We believe that since all AEDs are subject to the most rigid certification standards there is no competitive advantage or disadvantage.

## Competition

The business in which we are engaged is highly competitive. Competition is based primarily on the quality of product, service and performance history, and we will be competing with a large number of medical product suppliers and service providers.

## Facilities & Employees

We currently have no full time employees and are share offices with an affiliate company at no cost.

### USE OF PROCEEDS

Based on a public offering price of $250.00 per Unit for the 10,000 Units, we will receive $250,000 if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent (10%) commission on sales made by them).

The following table illustrates the allocation of proceeds from the offering if 50%, 100% and the maximum number of Units are sold:

| | Assuming | |
|---|---|---|
| | Sales of 5,000 Units | Sales of 10,000 Units |
| General corporate purposes and Working Capital | $125,000 | $250,000 |
| Total | $125,000 | $250,000 |

The amounts actually expended for a budgeted expenditure may vary significantly, depending upon numerous factors, including but not limited to the timing and extent of funds received and the amount of Units issued for non cash consideration. Funds not expended for the purposes outlined above may be allocated to general corporate purposes or working capital of the Company and may be available for any valid corporate purpose. Funds set aside for general corporate purposes or working capital purposes may be utilized for services, business assets, and for payment of general and administrative expenses, including marketing, advertising and compensation of officers and other employees of the Company. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, short-term securities in accordance with Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

## CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of January 31, 2007, and (ii) as adjusted to reflect the sale by the Company of a maximum 10,000 Units at an assumed initial public offering price of Twenty-five Dollars ($25.00) per Unit and the application of the estimated net proceeds there from and further assumes that the Series A through Series D have been exercised, as well as the 1,000,000 options. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

| | September 30, 2006 | | | |
|---|---|---|---|---|
| | | | Adjusted[1] | |
| | Actual | 50% Units Sold | 75% Units Sold | 100% Units Sold |
| Shareholders' equity (deficit) | | | | |
| Common Stock, $0.001 state value, 150,000,000 shares authorized, 1, 1.5, 1.75 and 2 Million shares outstanding before and after the offering with 50, 75 and 100% of the offering being sold | $10,000 | $15,000 | $17,500 | $20,000 |
| Series A Warrants @ $0.80 | 0 | 5,000 | 7,500 | 10,000 |
| Series B Warrants @ $1.10 | 0 | 5,000 | 7,500 | 10,000 |
| Series C Warrants @ $1.20 | 0 | 10,000 | 15,000 | 20,000 |
| Exercise of 1,000,000 options @ $0.10 | 0 | 10,000 | 10,000 | 10,000 |
| Additional Paid-In Capital | 1,000 | 2,341,000 | 3,466,000 | 4,591,000 |
| Retained earnings | - | - | - | - |
| Current Net Income (Loss) | - | - | - | - |
| Total Shareholders' Equity | 11,000 | 2,386,000 | 3,523,500 | 4,661,000 |
| Total Capitalization | $11,000 | 2,386,000 | 3,523,500 | 4,661,000 |

1 The total number of shares issued and outstanding before adjustment was 1,000,000 and after adjustment for the shares and exercise of the options and Series A through Series C Warrants was 7,000,000.

## DILUTION

The net tangible book value of the Company at January 31, 2007 was $11,000, or $0.011 per share of Common Stock, before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales by the Company of the 10,000 Units offered hereby (after deducting the estimated underwriting discounts and commissions of $0.00 and offering expenses of $50,000) at an assumed public offering price of $0.25 per Unit or $0.25 per share, the pro forma net tangible book value after the offering, but before the exercise of all warrants and options, would have been $211,000 or $0.1055 per share. This represents an immediate increase in net tangible book vale of $0.0945 per share to existing stockholders and a decrease of $0.1445 per share to the purchasers of the units. With the exercise of the Series A through C Warrants and the 1,000,000 options the net tangible book value would have been $4,611,000 or $0.6587 per share. This represents an immediate increase in net tangible book value of $0.6477 per share to existing stockholders, an increase of $0.4087 for the purchasers of the Units, a decrease of $0.1413, $0.4413, and $0.5413 for the those who exercised the Series A, Series B and Series C Warrants, respectively. The following table illustrates the per share dilution:

| | Offering |
|---|---|
| Assumed initial public offering price per share | $0.250 |
| Net tangible book value before offering | 0.011 |
| Increased book value per share attributable to new investors | 0.095 |
| Pro forma net tangible book value after offering | 0.105 |
| Net tangible book value dilution to new investors | 0.145 |
| Increased book value per share attributable to Warrants &1,000,000 options | 0.648 |
| Net Tangible book value per share after exercise of Warrants etc. | $0.659 |

The following table sets forth, on a pro forma basis, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Series A through Series D Warrants to Common Stock or the exercise of the options), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $.25 per Unit which is allocated to the share of common stock within the Unit before deducting the underwriting discounts and commissions and estimated offering expenses).

| | Shares Purchased | | Total Consideration Paid | | Average Price |
|---|---|---|---|---|---|
| | Number | Percent | Amount | Percent | per share |
| Existing Shareholders | 1,000,000 | 50% | $ 10,000 | 3.8% | $0.01 |
| New Investors | 1,000,000 | 50% | 250,000 | 96.2% | 0.25 |
| Total | 2,000,000 | 100% | $ 260,000 | 100% | |

## MANAGEMENT

The directors and executive officers of the Company are set forth below.

| Name | Position |
|---|---|
| Ronald S. Tucker | Director, President, Chief Executive Officer and Chief Financial Officer |
| Leticia I. Tucker | Secretary/Treasurer |
| Malcolm Crawford | Director and General Counsel |

Ronald S. Tucker, 68, since 2000 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with Tensleep Corporation (OTC:TENS) since 1997. Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL). Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 65, is a Director and is the Secretary/Treasurer of the Company and Tensleep Corporation and, off and on, has been since their founding. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Malcolm Crawford, 72, is a director, Vice President and General Counsel and is President of his Denver-based national corporate finance and securities law firm (since 1960). Mr. Crawford served as Legal/Financial Attaché to the American Embassy in London, England and Paris, France through presidential appointment; as Associate Professor of Law at the Universities of San Francisco and Denver Law School; and was a member of the Department of Economics at Yale College and Albertus Magnus College (New Haven, Connecticut). Mr. Crawford has been awarded a BA degree in Economics/Finance (with Honors) from the University of Colorado; an MA degree from Harvard/Tufts Fletcher School of International Law and Diplomacy and is a graduate of the Yale Law School. Mr. Crawford's legal career has concentrated on corporate, finance and securities matters from initial capitalization, corporate structure, initial and growth capital funding and mergers and acquisitions.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

**Compensation**

Our officers and directors, during this time, in order to conserve capital, have agreed to work for little or no compensation but reimbursement of business expenses, out of pocket costs and limited consulting fees. At the end of the Company's fiscal year the Board of Directors will establish a bonus for the officers in consideration for their services during this time. Then at a time when the Board deems appropriate, the Company will enter into employment agreements with the officers and establish compensation for the directors.

**Qualified and Non Qualified Stock Options**

Our board of directors and shareholders for the Company have adopted a Qualified and Non Qualified Stock Option Plan pursuant to Sections 421-424 of the Internal Revenue Code. The Plan authorizes the granting of up to 1,000,000 and 1,000,000 options to purchase Company common stock under the Qualified and Non Qualified Plan, respectively. The Plan is administered by the Board of Directors or by a committee appointed by the Board. As of the date of this document Non Qualified Options exercisable over five years have been granted as follows:

| | | | |
|---|---|---|---|
| Ronald S. Tucker | 125,000 | @ | $0.01 per share |
| Malcolm D. Crawford | 125,000 | @ | $0.01 per share |
| Leticia I. Tucker | 50,000 | @ | $0.01 per share |

**Employment Agreements**

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2007.

**Limitation of Liability and Indemnification**

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Colorado law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

**Transactions with Management**

Ronald S. Tucker, an officer and director of the company, acquired an Option to purchase one million shares of our Common Stock at $.10 per share, expiring December 31, 2012. These Options were granted in consideration of the payment of $1,000 in cash. One Million (1,000,000) of our Common Shares have been issued to R Tucker. In consideration of services pursuant to the terms of our Internal Revenue Service "incentive executive – employee stock option plan" We company have issued 125,000, 125,000 and 50,000 options respectively to Ronald Tucker, Malcolm Crawford, and Leticia I. Tucker exercisable at $.01 per share, expiring December 31, 2010.

**BENEFICIAL OWNERSHIP**

As of January 31, 2007, we had 1,000,000 shares of its Common stock and 1,000,000 options to purchase common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds or record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

**Ownership**

| Name | Number of Shares | Percent of Outstanding |
|---|---|---|
| R Tucker & Associates, Inc.[1] | 1,000,000 | 100% |
| Officers and Directors as a group | -0- | -0- |
| Total Issued and Outstanding | 1,000,000 | 100% |

[1] Ronald S. Tucker is a controlling shareholder of R Tucker & Associates, Inc. This table does not reflect 1,000,000 options held by Ronald S. Tucker, the majority shareholder of R Tucker.

**Directors & Officers**

| Name | Number of Shares | Percent of Outstanding |
|---|---|---|
| Ronald S Tucker[1] | 1,000,000 | 100% |
| Leticia I Tucker[1] | 1,000,000 | 100% |
| All Directors & Officers As a Group(2) | 1,000,000 | 100% |

[1] These shares are in fact owned by R Tucker & Associates, Inc., and these shares do not include options to purchase 1,000,000 shares owned by Ronald S. Tucker.

**Options**

The Company has issued an option, exercisable on or before December 31, 2012, to purchase 1,000,000 shares of the Company's common stock at a price of $0.10 per share, and 300,000 options, exercisable on or before July 31, 2010, at $.01 per share. The Options must be exercised on or before July 31, 2008. As of September 30, 2006 none of the options have been exercised.

**DESCRIPTION OF CAPITAL STOCK**

The authorized capital stock of the Company consists of 150,000,000 authorized shares of common stock, with no par value per share ("Common Stock").

**Common Stock**

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be outstanding after this offering will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore. See "Dividend Policy". Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

The Transfer Agent and Registrar for the Common Stock will be Corporate Stock Transfer , located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

## SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the Company will have outstanding approximately 2,000,000 shares of its Common Stock not including exercised warrants and options. All Common Stock offered hereby and the underlying 5,000,000 shares for the Series A through Series C Warrants and the 1,000,000 options will be freely transferable without further restriction or registration under federal securities law with the exception of any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All of the shares of Common Stock held by existing shareholders may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his shares for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of Common Stock or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sales provisions, notice requirements, and to the availability of current public information about the Company. After two years of ownership, persons who are not deemed to be affiliates of the Company are entitled to sell shares in the public market under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements referred to above. Prior to this offering there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales by the existing shareholders of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities.

Prior to this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock are entitled to any registration rights. See "Plan of Distribution - Marketing Arrangements".

## PLAN OF DISTRIBUTION

**Offering of Common Stock**

The Offering will expire at 4:00 p.m. Denver, Colorado time, on December 31, 2007 (the "Expiration Date"). The

**Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part. **The purchase limitations described above are subject to increase or decrease at the sole discretion of the Company.** Factors the Company may consider in increasing or decreasing the purchase limitations include, among other things, (i) changes in market conditions, (ii) an over subscription of shares or (iii) the failure to sell a minimum number of shares. Subscribers will be notified by mail in the event of an increase in the purchase limitations. In the event of a decrease in the purchase limitations, subscribers will be notified, to the extent their orders are affected, at the time they receive final confirmation of their orders.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See " - Method of Payment for Subscriptions".

The Series A through Series C Warrants acquired in the Offering and the Shares acquired by exercising the Series A through Series C Warrants will be freely transferable except as described in the section entitled "Shares Eligible For Future Sale". In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with this Offering and to certain reporting requirements upon purchase of such securities.

The Units are being offered on a direct participation basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities, except that all funds will initially be deposited in a clearing account. The funds will only be deposited to the Company's general account when the Company has accepted the subscription and directed the Transfer agent to issue and delivered the stock and warrant certificate or certificates to the purchaser. The Company may agree to issue to persons who introduced potential investors a "finders' fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933 (the "Act"). The Company may sell Units to the officers, directors and affiliates of the Company.

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Prior to the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

**Marketing Arrangements**

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: 1) in conducting informational meetings for subscribers and other potential purchasers, 2) in keeping records of all stock subscriptions, and 3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In addition to its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

**Stock Pricing and Number of Units to be Issued**

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the Units will be $250 per unit as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, (ii) promote liquidity in the Common Stock subsequent to the Offering and (iii) comply with the minimum price per share requirement of the NASDAQ Stock Market System and certain state laws.

**Payment for Subscriptions**

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in a separate bank account before transferring the funds to its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms prior to the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required to promptly forward the order form, certification and funds to the Company on or before noon, Austin, Texas time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Denver, Colorado time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

**Market for Common Stock**

As of January 31, 2007, there were 1,000,000 outstanding shares of Common Stock excluding any issuance of Common Stock upon conversion of the options by R Tucker & Associates, Inc., and the officers of the Company.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

## ADDITIONAL INFORMATION

We are not currently a reporting company under the Exchange Act. The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular with respect to the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

## SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing audited or un-audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing un-audited financial information and such other interim reports as it may from time to time deem appropriate.

## STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable. Investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules.

**RX HEALTH CARE SYSTEMS, LTD.**

**FINANCIAL STATEMENTS**

**JANUARY 31, 2007**

## RX HEALTH CARE SYSTEMS, LTD.

### BALANCE SHEET AS OF

### January 31, 2007

### ASSETS

| | | 2007 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | *11,000* |
| **TOTAL ASSETS** | $ | 11,000 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | 2005 |
|---|---|---|
| **LIABILITIES** | | |
| | $ | 0 |
| **TOTAL LIABILITIES** | | 0 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, 1,000,000 shares issue and outstanding, $0.01 stated value | | 10,000 |
| Additional paid-in capital | | 1,000 |
| **TOTAL STOCKHOLDERS' EQUITY** | | 11,000 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 11,000 |

**See accompanying notes and accountant's compilation report.**

RST 01-2007

RX HEALTH CARE SYSTEMS, LTD.

STATEMENT OF OPERSIONS

FROM INCEPTION (October 23, 2006) TO January 31, 2007

| | | 2007 |
|---|---|---|
| REVENUES | $ | - |
| OPERATING EXPENSES | | - |
| NET OPERATING INCOME (LOSS) | $ | - |

See accompanying notes and accountant's compilation report.

RST 01-2007

RX HEALTHCARE SYSTEMS, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FROM INCEPTION (October 23, 2006) TO January 31, 2007

| | Date | Number of shares | Consideration | Common stock | Additional paid-in capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|
| Balance at October 23, 2006 | | - | | $ - | $ - | $ - | $ - |
| Section 4(2) Private Placement | 1/16/07 | 1,000,000 | Cash | 10,000 | - | - | 10,000 |
| Options Purchased | 1/16/07 | | Cash | | 1,000 | - | 1,000 |
| Balance at January 31, 2007 | | 1,000,000 | | $ 10,000 | $ 1,000 | $ - | $ 11,000 |

See accompanying notes and accountant's compilation report

**RX HEALTH CARE SYSTEMS, LTD.**

**STATEMENT OF CASH FLOWS**

**FROM INCEPTION (October 23, 2006) TO January 31, 2007**

| | 2007 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | $ - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Capital Stock | 10,000 |
| Paid-in-Capital | 1,000 |
| Total Provided by Financing Activities | 11,000 |
| **NET INCREASE (DECREASE) IN CASH** | 11,000 |
| **Cash beginning of Period** | - |
| **Cash end of Period** | $ 11,000 |

See accompanying notes and accountant's compilation report.

## ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization**

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, is a developer, manufacturer and distributor of healthcare products, and is a subsidiary of R Tucker & Associates, Inc.

**Cash and Cash Equivalents**

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

**Property and Equipment, Depreciation and Amortization**

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

| | |
|---|---|
| Machinery & Equipment | 3 years |
| Software | 3 years |

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

**Fair Value of Financial Instruments**

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

**Income Taxes**

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

**Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Adjustments**

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

## NOTE 1: OPTIONS

RST 01-2007

The Company granted Ronald S. Tucker an option to purchase all or in part 1,000,000 shares of the Company's common stock for a price of $0.10 per share. The options are to be purchased before December 31, 2012. The underlying shares are to be included in an Offering to be prepared and filed by the Company pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended.

**NOTE 2: DEVELOPMENT STAGE COMPANY**

The Company is a development stage company which is yet to commenced business. The Company was incorporated on October 23, 2006, and will be seeking funding to proceed with development of its business. The Company's success is dependent on obtaining additional funding and the ultimate successful funding of emerging growth companies. There is no assurance that funding will be obtained or that the Company can ever operate profitably. Success is also dependent on many other factors, such as management and distribution. Some of these factors may be beyond the Company's control.

**NOTE 3: CASH TRANSACTIONS**

The Company was incorporated by R Tucker & Associates, Inc., and the Company issued R Tucker 1,000,000 shares of its common stock paid for in cash.

**NOTE 4: CAPITAL FUNDING**

The Company has decided to file an Offering Statement pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended. This offering is to be composed of common stock and warrants. Such offering will result in dilution of the percentage ownership to Company's existing stockholders. Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options, and stock options. Stock option plans are described in Note 5.

**NOTE 5: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS**

The Company has established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan.

The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 1,000,000 shares of common stock be reserved for this plan. As of January 15, 2007, options have been granted to purchase 350,000 shares at 1 cent per share. These options have been granted to Ronald S. Tucker, 125,000, Malcolm Crawford, 125,000, and Leticia I. Tucker, 50,000. These options expire May 31, 2012.

## SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

______________________________________________________________
First Name M.I. Last Name Soc. Sec. Number

______________________________________________________________
First Name M.I. Last Name Soc. Sec. Number

______________________________________________ If held for a beneficiary, please indicate state of residence of the beneficiary.
Street Address

______________________________________________________________
City State Zip Code

Make check payable to: **RX HEALTHCARE SYSTEMS, LTD.**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $.25 per Unit = $__________.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, CO 80206

Dealer Information:

Name of firm: ______________________________

Name of Representative: ______________________________

Address: ______________________________

Telephone: (___) __________________

______________________________________________________________

Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

**This Copy for Subscriber**

RST 01-2007

**SUBSCRIPTION FORM**

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____________________________________________________________
First Name M.I. Last Name Soc. Sec. Number

____________________________________________________________
First Name M.I. Last Name Soc. Sec. Number

_________________________________________ If held for a beneficiary, please indicate state of residence of the beneficiary.
Street Address

________________________________________________
City State Zip Code

Make check payable to: **RX HealthCare Systems, Ltd.**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $.25 per Unit = $___________.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, CO 80206

Dealer Information:

Name of firm: ________________________________

Name of Representative: ________________________________

Address: ________________________________

Telephone: (____) ____________________

Company use only

Number of Shares to be issued _________ Shares rejected ____________

Authorized Signature ________________________________

**This Copy for Company**

RST 01-2007

Until ______________________________, 2007 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver a Offering Circular when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS PAGE



No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

***RX HEALTHCARE SYSTEMS, LTD.***

**$250,000**

**10,000 Investment Units**

**100 Units Minimum Purchase**

**OFFERING CIRCULAR**

____________, 2007

## PART III

## EXHIBITS

**ITEM 1. Index to Exhibits.**



**ITEM 2. Description of Exhibits**

(2) Charter and By-Laws

(a) Articles of Incorporation filed October 23, 2006 in State of Colorado, and amendment filed January 15, 2007

(b) Bylaws of RX Healthcare Systems, Ltd.

(4) Subscription Agreement to be used in the purchase of Investment Units of the Issuer.

(6) Material Contracts consist of the following:

- (a) Subscription Agreement – Original for R Tucker & Associates, Inc. purchase of 1,000,000 shares.
- (b) Option To Purchase Shares issued to Ronald S. Tucker
- (c) Warrant Agreement for Series A Warrants to be issued per Offering Circular
- (d) Warrant Agreement for Series B Warrants to be issued per Offering Circular
- (e) Warrant Agreement for Series C Warrants to be issued per Offering Circular
- (f) Stock Option Plans , Qualified and Non-Qualified approved by the Board of Directors of the Company.

(11) Opinion re Legality – Malcolm D. Crawford, ESQ dated February 1, 2007

* To be supplied by amendment

## UNDERTAKING

The Company hereby undertakes, until this Offering is closed, to promptly file a post effective amendment in order to provide full disclosure upon subsequent material event or events with the Company, as required under the Rules and Regulations promulgated under the Securities Act of 1933, as amended and which may included but not be limited to RX Healthcare Systems, Ltd., filing for protection under the laws of bankruptcy.

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Denver, State of Colorado, on February 1, 2007.

**RX Health Care, Ltd.**

BY [signature]

Ronald S. Tucker, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| [signature] Ronald S. Tucker | Director, President, Chief Executive Officer | February 1, 2007 |
| [signature] Leticia I. Tucker | Director, Secretary/Treasurer | February ____, 2007 |
| [signature] Malcolm D. Crawford | Director, General Counsel | February 1, 2007 |

RST 01-2007

ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D. C. 20549

EXHIBITS TO

FORM 1-A

RECD S.E.C.
FEB 2 - 2007
1080

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 02 2007
WASH, D.C.
161

Original Date Filed:

Date Filed: ____________________

File No: 24-10172

**RX Healthcare Systems, Ltd.**
(exact name of issuer as specified in it's charter)

**COLORADO**
(state or other jurisdiction of incorporation or organization)

**3631 East 7th Avenue Parkway, Denver, Colorado 80206**
**(303) 388-7752**
(Address including zip code, and telephone number, including area code of Issuer's)
(principal executive offices)

**Malcolm D. Crawford, 3631 East 7th Avenue Parkway, Denver, Colorado 80206**
**(303) 388-7752**
(Name, Address, including zip code and telephone number, including area code
of agent for service)

**339112** **20-5864912**
(Primary Standard Industrial Classification Code Number, IRS Employer Identification Number)

***This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.***

Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

E-Filed

Colorado Secretary of State
Date and Time: 03/29/2006 02:38 PM
Entity Id: 20061133326

Document number: 20061133326

ABOVE SPACE FOR OFFICE USE ONLY

## Articles of Incorporation

filed pursuant to §7-90-301, et seq. and §7-102-102 of the Colorado Revised Statutes (C.R.S)

1. Entity name: RX Healthcare Systems Ltd

*(The name of a corporation must contain the term or abbreviation "corporation", "incorporated", "company", "limited", "corp.", inc.", "co." or "ltd"; If the corporation is a professional corporation, it must contain the term or abbreviation "professional corporation", "p.c.", or "pc" §7- 90-601, C.R.S.)*

2. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:

☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

3. Principal office street address:

3631 E. 7th Ave. Pkwy
*(Street name and number)*

Denver *(City)* CO *(State)* 80206 *(Postal/Zip Code)*
*(Province – if applicable)* United States *(Country – if not US)*

4. Principal office mailing address: (if different from above):

*(Street name and number or Post Office Box information)*

*(City)* *(State)* *(Postal/Zip Code)*
*(Province – if applicable)* *(Country – if not US)*

5. Registered agent: (if an individual): Crawford *(Last)* Malcolm *(First)* D. *(Middle)* *(Suffix)*

**OR** (if a business organization):

6. The person appointed as registered agent in the document has consented to being so appointed.

7. Registered agent street address:

3631 E. 7th Ave.Pkwy
*(Street name and number)*

Denver *(City)* CO *(State)* 80206 *(Postal/Zip Code)*

8. Registered agent mailing address:
(LEAVE BLANK if same as above)

_(Street name and number or Post Office Box information)_

_(City)_ _(State)_ _(Postal/Zip Code)_

_(Province – if applicable)_ _(Country – if not US)_

9. If the corporation's period of duration is less than perpetual, state the date on which the period of duration expires:

_(mm/dd/yyyy)_

10. _(OPTIONAL)_ Delayed effective date:

_(mm/dd/yyyy)_

11. Name(s) and address(es) of incorporator(s): (if an individual)

Crawford Malcolm D.
_(Last)_ _(First)_ _(Middle)_ _(Suffix)_

**OR** (if a business organization)

3631 E. 7th Ave. Pkwy
_(Street name and number or Post Office Box information)_

Denver CO 80206
_(City)_ _(State)_ _(Postal/Zip Code)_

United States
_(Province – if applicable)_ _(Country – if not US)_

(if an individual)

_(Last)_ _(First)_ _(Middle)_ _(Suffix)_

**OR** (if a business organization)

_(Street name and number or Post Office Box information)_

_(City)_ _(State)_ _(Postal/Zip Code)_

United States
_(Province – if applicable)_ _(Country – if not US)_

(if an individual)

_(Last)_ _(First)_ _(Middle)_ _(Suffix)_

**OR** (if a business organization)

_(Street name and number or Post Office Box information)_

_(City)_ _(State)_ _(Postal/Zip Code)_

United States
_(Province – if applicable)_ _(Country – if not US)_

*(If there are more than three incorporators, mark this box ☐ and include an attachment stating the true names and mailing addresses of all additional incorporators.)*

12. The corporation is authorized to issue 100 shares of common stock.
*(number)*

*(Additional classes of capital stock may be authorized and additional information regarding the corporation's stock may be stated, mark this box ☐ and include an attachment stating pertinent information.)*

13. Additional information may be included pursuant to §7-102-102, C.R.S. and other organic statutes such as title 12, C.R.S. If applicable, mark this box ☐ and include an attachment stating the additional information.

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

14. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

| Crawford | Malcolm | D. | |
|---|---|---|---|
| *(Last)* | *(First)* | *(Middle)* | *(Suffix)* |

3631 E. 7th Ave Pkwy
*(Street name and number or Post Office Box information)*

| Denver | CO | 80206 |
|---|---|---|
| *(City)* | *(State)* | *(Postal/Zip Code)* |

| | United States |
|---|---|
| *(Province – if applicable)* | *(Country – if not US)* |

*(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)*

**Disclaimer:**

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

# NOTICE:

*This "image" is merely a display of information that was filed electronically. It is not an image that was created by optically scanning a paper document.*

*No such paper document was filed. Consequently, no copy of a paper document is available regarding this document.*

*Questions? Contact the Business Division. For contact information, please visit the Secretary of State's web site.*

Colorado Secretary of State
Date and Time: 01/16/2007 03:09 PM
Id Number: 20061133326
Document number: 20071022435

E-Filed

Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

ABOVE SPACE FOR OFFICE USE ONLY

## Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20061133326

1. Entity name: RX Healthcare Systems Ltd
*(If changing the name of the corporation, indicate name BEFORE the name change)*

2. New Entity name: ____________________
(if applicable)

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ____________________ *(mm/dd/yyyy)*

**OR**

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ____________________ *(mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

| Tuckerf | Ronald | S. | |
|---|---|---|---|
| *(Last)* | *(First)* | *(Middle)* | *(Suffix)* |

79860 Tangelo
*(Street name and number or Post Office information)*

| La Quinta | CA | 92253 |
|---|---|---|
| *(City)* | *(State)* | *(Postal/Zip Code)* |

| | United States |
|---|---|
| *(Province – if applicable)* | *(Country – if not US)* |

*(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)*

**Disclaimer:**

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

# NOTICE:

*This "image" is merely a display of information that was filed electronically. It is not an image that was created by optically scanning a paper document.*

*No such paper document was filed. Consequently, no copy of a paper document is available regarding this document.*

*Questions? Contact the Business Division. For contact information, please visit the Secretary of State's web site.*

# Click the following links to view attachments

Attachment 1
Provisions for Amended Articles

## ATTACHMENT TO AMENDED ARTICLES OF INCORPORATION

## FOR

## RX HEALTHCARE SYSTEMS, LTD.

Paragraph 12 and 13 of the original Articles of Incorporation filed on March 29, 2006, is amended as follows:

12. Capital Stock

The aggregate number of shares of all classes of capital stock that this corporation shall have authority to issue is One Hundred Fifty Million (150,000,000) shares of common stock, no par value, (the "Common Stock") and Ten Million (10,000,000) shares of preferred stock, no par value (the "Preferred Stock").

Section (a) Common Stock - Voting

When, with respect to any action to be taken by the holders of Common Stock, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares of Common Stock. Notwithstanding such provision, approval shall result from the vote or concurrence of a majority of such shares.

Section (b) Cummulative

The shareholders shall be entitled to cumulative voting in the election of directors.

Section (c) Preferred Shares

The number of series, relative rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares are to be determined by the board of directors.

13. Additional Provisions

A. PREEMPTIVE RIGHTS

No holder of any class of capital stock of this corporation shall have a preemptive right to acquire unissued or treasury shares of any class of capital stock of this corporation, or securities convertible into such shares or carrying a right to subscribe or to acquire shares of any class of capital stock of this corporation.

B. SHARE TRANSFER RESTRICTIONS

The corporation shall have the right to impose restrictions upon the transfer of any of its authorized shares or any interest therein. The board of directors is hereby authorized on behalf of this corporation to exercise this corporation's right to impose such restrictions.

C. BOARD OF DIRECTORS

The number of directors shall be fixed in accordance with the bylaws.

D. INDEMNIFICATION

To the extent permitted by law, the corporation shall indemnify, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person as a result of actions reasonably taken by him at the direction of the corporation. The corporation further hereby indemnifies its directors, officers, agents, fiduciaries and employees against any claim, liability, or expense arising against or incurred by them in all other circumstances and to maintain insurance for such persons to the full extend permitted by law. Such indemnification shall inure to the benefit of the estates, heirs, devisees and personal representatives of such persons. For the purpose of these Amended Articles of Incorporation, the term "official capacity" when used with respect to any director, officer, agent, fiduciary or employee shall include service with the corporation or a parent, subsidiary or affiliate corporation or other entity.

**BYLAWS**

**OF**

**RX HEALTHCARE SYSTEMS, LTD.**

**ARTICLE ONE**

**SHAREHOLDERS**

**Place of Meetings**

1.01. All meetings of the shareholders shall be held at the office of the Corporation, or any other place within or without the State, as may be designated for that purpose from time to time by the Board of Directors.

**Time of Annual Meeting**

1.02. The annual meetings of the shareholders shall be held each year at 4:00 P.M. on the first Tuesday of May. If this day falls on a legal holiday, the annual meeting shall be held at the same time on the next following business day thereafter.

**Call For Annual Meeting**

1.03. If in any year, the election of directors is not held at the annual meeting of the shareholders or an adjournment of the meeting, the board of directors shall call a special meeting of the shareholders as soon thereafter as is reasonably possible for the purpose of holding the election and transacting such other business as may properly be brought before the meeting.

**Failure To Call Meeting**

1.04. In the event the board of directors fails to call a special meeting within 2 months after the date set for the annual meeting, any shareholder may call such a meeting; at such a meeting, the shareholders may elect directors and transact all other business properly brought before the meeting.

**Notice of Meeting**

1.05. Notice of the meeting, stating the place, day, and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given in writing to each shareholder entitled to vote at the meeting at least ten (10) but not more than fifty (50) days before the date of the meeting either personally or by mail or other means of written communication, addressed to the shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If no such address appears or is given by a shareholder of record entitled to vote at the meeting, notice is given at the place where the principal office of the corporation is located, or by publication at least once in a newspaper of general circulation in the county where the principal office is locate. Notice of adjourned meetings is not necessary unless the meeting is adjourned for thirty (30) days or more, in which case notice of the adjourned meeting shall be given as in the case of any special meeting.

**Date of Notice**

1.06. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any notice in accordance with the provisions of this section executed by the secretary or assistant secretary shall be prima facie evidence of the giving of notice.

**Adjourned Meeting**

1.07. Any annual or special shareholders' meeting may be adjourned by the affirmative vote of a majority of the shares represented at such meeting either in person or by proxy. An adjournment may be voted regardless of whether a quorum is present. When a shareholders' meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

**Special Meetings**

1.08. Special meetings of the shareholders for any purpose or purposes whatsoever may be called at any time by the President, or by the Board of Directors, or by any two (2) or more Directors, or by one or more shareholders, holding not less than one-tenth (1/10) of all other shares entitled to vote at the meeting. On the written request of any person or persons entitled to call a special meeting, the secretary shall inform the board of directors as to such call, and the board shall fix a time and place for the meeting. If the board fails to fix a time and place, the meeting shall be held at the principal office of the corporation at a time fixed by the secretary.

**Quorum**

1.09. The presence, at the shareholders' meeting, in person or by proxy, of persons entitled to vote a majority of the shares of the corporation then outstanding shall constitute a quorum for the transaction of business. In determining whether quorum requirements for a meeting have been met, any share that has been enjoined from voting or that cannot be lawfully voted for any reason shall not be counted.

**Voting**

1.10. Except in elections for directors, in which each shareholder shall have the right to cumulate his vote, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. The affirmative vote of the majority of shares represented at a meeting at which a quorum is present shall be the act of the shareholders unless the vote of a greater number or a vote by classes is required by the articles of incorporation, these bylaws, or the laws of the State of Colorado. For directors, each shareholder is entitled to a number of votes equal to the number of Directors to be elected, multiplied by the number of shares which is entitled to vote. Voting for the election of Directors shall be by voice unless any shareholder demands a ballot vote before voting begins.

**Proxies**

1.11. Every person entitled to vote at a shareholders' meeting of the corporation, or entitled to execute written consent authorizing action in lieu of a meeting, may do so either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. No proxy shall be valid after 11 months from the date of its execution unless otherwise
provided in the proxy.

**Consent of Absentees**

1.12. No defect in the calling or noticing of a shareholders' meeting will affect the validity of any action at the meeting if a quorum was present, and if each shareholder not present in person or by proxy signs a written waiver of notice, consent to the holding of the meeting, or approval of the minutes, either before or after the meeting, and such waivers, consents, or approvals are filed with the corporate records or made a part of the minutes of the meeting.

**Action Without Meeting**

1.13. Any action required by law to be taken at a meeting of the shareholders, except for the election of directors, and any other action that may be taken at a meeting of shareholders may be taken without a meeting if written consent, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, if the consents of all shareholders entitled to vote were solicited in writing. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

**Record Date**

1.14. For the purpose of determining those shareholders entitled to notice of or to vote at any meeting of shareholders, or to receive payment of any dividend, or in order to make a determination of shareholders of any other proper purpose, the board of directors may fix, in advance, a date as the record date for the determination of shareholders for any of the purposes set forth in this paragraph. Such date shall be not more than 50 days, and for a meeting of shareholders, not less than 10 days, or in the case of a meeting where a merger or consolidation will be considered, not less than 20 days, immediately preceding such meeting.

1.15. If a record date is not fixed for the determination of shareholders entitled to notice of or vote at a meeting of shareholders, the record date shall be at the close of business on the business day next preceding the day on which notice is given, or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

1.16. If no record date is fixed, the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting shall be the day on which the first written consent is given, when no prior action by the board of directors is necessary.

1.17. If no record date is fixed, the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto, or the 60 day prior to the date of such other action, whichever is later.

1.18. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment of such meeting, unless the board of directors fixes a new record date for the adjourned meeting.

**Order of Business**

1.19. The order of business at the annual meeting of the shareholders and, insofar as possible, at all other meetings of shareholders, shall be as follows:

1. Call to order.
2. Proof of notice of meeting.
3. Reading and disposing of any unapproved minutes.
4. Reports of officers.
5. Reports of committees.
6. Election of directors.
7. Disposition of unfinished business.
8. Disposition of new business.
9. Adjournment.

**ARTICLE TWO**

**BOARD OF DIRECTORS**

**General Powers**

2.01. The Directors shall act only as a board and an individual Director shall have no power as such. All corporate powers of the Corporation shall be exercised by, or under the authority of, and the business and affairs of the Corporation shall be controlled by the Board of Directors, subject, however, to such limitations as are imposed by law, the Articles of Incorporation, or these Bylaws, as to actions to be authorized or approved by the shareholders. The Board of Directors may, by contract or otherwise, give general or limited or special power and authority to the officers and employees of the Corporation to transact the general business, or any special business, of the Corporation, and may give powers of attorney to agents of the Corporation to transact any special business requiring such authorization.

**Number and Qualification of Directors**

2.02. The number of Directors of this Corporation shall be not less than three and not more than seven, as set by a majority of the then Board of Directors, except that with two or less shareholders, the number of directors may be no less than the number of shareholders. The Directors need not be shareholders of this Corporation. The number of Directors, as provided herein, may be increased or decreased from time to time by amendment to these Bylaws. No decrease shall have the effect of shortening the term of any incumbent Director.

**Election and Term of Office**

2.03. The Directors shall be elected annually by the shareholders entitled to vote, and shall hold office until their respective successors are elected and qualified, or until their deaths, resignation, or removal.

**Vacancies**

2.04. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director. The shareholders may elect a Director at any time to fill any vacancy not filled by the Directors.

**Removal of Directors**

2.05. The entire Board of Directors or any individual Director may be removed from office with or without cause by vote of the holders of a majority of the shares entitled to vote for Directors, at any regular or special meeting of such shareholders, except that if less than all the directors are to be removed from office, no individual director may be removed if the number of votes cast against this removal would be sufficient, if voted cumulatively at an election of the whole board, to elect such director.

2.06. New directors may be elected by the shareholders for the unexpired terms of directors removed from office at the same meetings at which such removals are voted. If the shareholders fail to elect persons to fill the unexpired terms of removed directors, such terms shall be considered vacancies to be filled by the remaining directors as provided above in 2.04.

**Place of Meetings**

2.07. All meetings of the Board of Directors shall be held at the principal office of the Corporation or at such place within or without the State as may be designated from time to time by resolution of the Board or by written consent of all of the members of the Board.

**Regular Meetings**

2.08. Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual meeting of the shareholders of this Corporation, and at such other times as the Directors may determine.

**Special Meetings-Call and Notice**

2.09. Special meetings of the Board of Directors for any purpose shall be called at any time by the President or, if he is absent or unable or refuses to act, by any Vice President or any
two (2) Directors. Written notices of the special meetings shall be mailed at least five days prior to the date of the meeting or 48 hours' notice delivered personally or by telephone or telegraph. Neither the business to be transacted at nor the purpose of any such meeting need be specified in the notice. Attendance of a director at a meeting shall constitute a waiver of notice of that meeting except when the director attends for the express purpose of objecting to the transaction of any business in that the meeting is not lawfully called or convened.

**Quorum**

2.10. A majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the articles of incorporation. At any meeting of the board of directors, if less than a quorum is present, a majority of those present may adjourn the meeting until a quorum is present. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were present at the time of adjournment.

**Board Action Without Meeting**

2.11. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as a unanimous vote of Directors, if all members of the Board shall individually or collectively consent in writing to such action.

**Adjournment-Notice**

2.12. A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated day and hour. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and palace is fixed at the meeting adjourned. In the absence of a quorum, a majority of the Directors present at any Directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

**Conduct of Meetings**

2.13. The President or, in his absence, any Director selected by the Directors present, shall preside at meetings of the Board of Directors. The Secretary of the Corporation or, in his absence, any person appointed by the presiding officer, shall act as Secretary of the Board of Directors.

**Compensation**

2.14. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board.

**Indemnification of Directors and Officers**

2.15. The Corporation shall indemnify all persons who have served or may serve at any time as officers or directors of the corporation, and their heirs, executors, administrators, successors, and assigns, from and against any and all loss and expense, including amounts paid in settlement before or after suit is commenced, and reasonable attorneys' fees, actually and necessarily sustained as a result of any claim, demand, action, proceeding, or judgment that may be asserted against any such persons, or in which any such persons are made parties by reason of their being or having been officers or directors of the corporation. However, this right of indemnification shall not exist in relation to matters where it is adjudged in any action, suit, or proceeding that any such persons are liable for negligence or misconduct in the performance of duty and in any case, the right to indemnification shall be subject to the approval of a majority of disinterested directors.

**Committees**

2.16. The board of directors of the corporation may, by resolution adopted by a majority of the whole board, designate as the case may be directors and officers to constitute an executive committee. The executive committee, to the extent provided in the resolution, shall have and may exercise all of the authority of the board of directors in the management of the corporation, except that the committee shall have no authority in reference to amending the articles of incorporation, adopting a plan of merger or consolidation, suggesting to shareholders the sale, lease, exchange, mortgage, or other disposition of all or substantially all of the property and assets of the corporation other than in the usual course of business, recommending to the shareholders a voluntary dissolution or a revocation thereof, amending, altering, or repealing any provision of these bylaws, electing or removing directors or officers of the corporation, or members of the executive committee, fixing the compensation of any member of the executive committee, declaring dividends, or amending, altering, or repealing any resolution of the board of directors which, by its terms, provides that it shall not be amended, altered, or repealed by the executive committee.

2.17. The board of directors shall have power at any time to fill vacancies in, to change the size or membership of, and to discharge any such committee.

2.18. Any such executive committee shall keep a written record of its proceedings and shall submit such record to the whole board at each regular meeting, and at such other times as may be requested by the board. However, failure to submit such record, or failure of the board to approve any action indicated therein shall not invalidate such action to the extent it has been carried out by the corporation prior to the time the record thereof was or should have been submitted to the board as provided herein.

## ARTICLE THREE

## OFFICERS

### Title and Appointment

3.01. The officers of the Corporation shall be a President, one Vice President, a Secretary, a Treasurer, and such assistants and other officers as the Board of Directors shall from time to time determine. Any two offices, except President and Secretary, may be held by one person. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

### Election and Term of Office

3.02. The principal officers of the corporation shall be elected by the board of directors at it organization meeting immediately following the annual meeting of shareholders or as soon thereafter as is reasonable possible. Subordinate officers may be elected as the board may see fit. Each officer shall hold office until his successor is elected and qualified, or until his resignation, death, or removal.

### Removal

3.03. Any officer may be removed from office at any time, with or without cause, on the affirmative vote of a majority of the board of directors. Removal shall be without prejudice to any contract rights of the officer removed.

### Vacancies

3.04. Vacancies in offices, however caused, may be filled by election by the board of directors at any time for the unexpired terms of such offices.

### President - Powers and Duties

3.05. Subject to any supervisory duties that may be given the board of directors to any chairman of the board, the president shall be the principal executive office of the corporation. Subject to the control of the board of directors, the president shall supervise and direct generally all the business and affairs of the corporation.

3.06. The president shall preside at all meetings of the shareholders at which he is present. In the absence of the chairman of the board, or if there is no such chairman, the president shall preside at all meetings of the board of directors at which he is present. The president may sign, with the secretary or any other officer of the corporation so authorized by the board of directors, certificates for shares of the corporation, and any deeds, mortgages, bonds, contracts, or other instruments that the board of directors has authorized for execution, except when the signing and execution thereof has been expressly delegated by the board of directors of these bylaws to some other officer or agent of the corporation or its required by law to be otherwise signed or executed.

3.07. The president shall also make reports to the board of directors and the shareholders and generally perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors.

**Vice-President - Powers and Duties**

3.08. In the absence of the president of the corporation or in the event of his death or inability or refusal to act, the vice-president shall perform the duties of the president and, when so acting, shall act with all of the powers of and be subject to all the restrictions on the president.

3.09. In the event more than one vice-president is elected, the vice-presidents shall serve in the capacity of the president in the order designated at the time of their election, or, in the absence of any such designation, in the order of their election. Any vice-president may sign share certificates with the secretary or assistant secretary. The vice-president or vice-presidents shall also perform such other duties as may be assigned by the president or the board of directors.

**Treasurer - Powers and Duties**

3.10. The treasurer of the corporation shall have the following powers and duties:

1. To be custodian and take charge of and be responsible for all funds and securities of the corporation;

2. To receive and give receipts for money due and paid to the corporation from any source whatsoever;

3. To deposit all such moneys paid to the corporation in the name of the corporation in such banks, trust companies, or other depositories as shall be selected in accordance with these bylaws;

4. To perform all of the duties incidental to the office of treasurer and such other duties as may be assigned by the president or the board of directors;

5. To give a bond for faithful discharge of his duties when required to do so by the board of directors.

**Secretary - Powers and Duties**

3.13. The secretary of the corporation shall have the following powers and duties:

1. To keep the minutes for the meetings of the shareholders and the board of directors, in one or more books provided for that purpose;

2. To see that all notices are duly given, in accordance with these bylaws or as required by law;

3. To be custodian of the corporate records and the seal of the corporation;

4. To see that the seal of the corporation is affixed to all documents duly authorized for execution under seal on behalf of the corporation;

5. To keep a register of the post office address of each shareholder whose address shall be furnished to the secretary by the shareholder;

6. To sign with the president, or a vice-president, certificates for corporate shares the issuance of which have been authorized by resolution of the board of directors;

7. To have general charge of the stock transfer books of the corporation; and

8. To perform all duties incidental to the office of secretary and such other duties as may be assigned by the president or the board of directors.

**Subordinate Officers**

3.14. Other subordinate officers, including without limitation an assistant treasurer and an assistant secretary or secretaries, may be appointed by the board of directors, and shall exercise such powers and perform such duties as may be delegated to them by the resolutions appointing them, or by subsequent resolutions adopted by the board of directors.

**Absence or Disability of Officers**

3.15. In the case of the absence or disability of any officer of the corporation and of any person hereby authorized to act in his place during his absence or disability, the board of directors may by resolution delegate the powers and duties of such officer, or to any director, or to any other person whom it may select.

**Salaries**

3.16. The salaries of all officers of the corporation shall be fixed by the board of directors. No officer shall be disqualified from receiving a salary due to his being a director of the corporation and receiving compensation as a director.

## ARTICLE FOUR

## EXECUTION OF INSTRUMENTS

4.01. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any Corporate instrument or document, or to sign the Corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the Corporation.

## ARTICLE FIVE

## ISSUANCE AND TRANSFER OF SHARES

### Certificates for Paid Shares

5.01. Certificates for shares of the Corporation shall be issued only when fully paid.

### Share Certificates

5.02. The Corporation shall deliver certificates representing all shares to which shareholders are entitled, which certificates shall be in such form and device as the Board of Directors may provide. Each certificate shall bear upon its face the statement that the Corporation is organized in Colorado, the name in which it is issued, the number and class of shares, and whether with or without par value. The certificates shall be signed by the chairman or a vice-chairman of the board of directors, if any, or the President or a Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an Assistant Secretary, which signatures may be in facsimile, and the seal of the Corporation shall be affixed thereto. The certificates shall contain on the faces or backs such recitations or references as are required by law.

### Replacement of Certificates

5.03. No new certificates shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except in the case of lost or destroyed certificates for which the Board of Directors may order new certificates to be issued on such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

### Transfer of Shares

5.04. Transfer of shares of the corporation shall be made in the manner set forth in the Colorado Uniform Commercial Code. The corporation shall maintain stock transfer books, and any transfer shall be registered thereon only on request and surrender of the stock certificates representing the transferred shares, duly endorsed. The transferee in any transfer of shares shall be deemed to have full notice of, and to consent to, the Bylaws of the Corporation to the same extent as if he had signed a written assent thereto.

5.05. Additionally, the board of directors may appoint one or more transfer agents or transfer clerks as the case may be and one or more registrars as custodians of the transfer books as the case may be, and may require all transfers to be made with and all share certificates to bear the signatures of any of them.

5.06. The corporation shall have the absolute right to recognize as the owner of any share of stock issued by it, for all proper corporate purposes, including the voting of such shares and the issuance and payment of dividends on such shares, the person or persons in whose name the certificate representing such shares stands on its books. However, if a transfer of shares is made exclusively for the purpose of furnishing collateral security, and if such fact is made known to the secretary of the corporation, or to the corporation's transfer agent or transfer clerk, the record entry of such transfer shall state the limited nature thereof.

## ARTICLE SIX

## RECORD AND REPORTS

### Reports To Stockholders

6.01. The board of directors shall send an annual report to the shareholders of the corporation, not late than 120 days after the close of the fiscal year of the corporation. The annual report shall include a balance sheet as of the close of the fiscal year of the corporation and an income statement and statement of changes in financial position for such fiscal year.

6.02. The financial statements shall be prepared from and in accordance with the books of the corporation, in conformity with generally accepted accounting principles applied on a consistent basis, and shall be certified by an independent certified public accountant.

### Inspection of Books and Records

6.03. The corporation shall keep correct and complete books and records of account ant shall also keep minutes of all meetings of shareholders and directors. Additionally, a record shall be kept at the principal office of the corporation, giving the names and addresses of all shareholders, and the number and class or classes of shares held by each. Any person who is the holder of a voting trust certificate or who is the holder of record of at least five per cent of the outstanding voting shares of the corporation shall have the right to examine and copy, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, the books and records of the account of the corporation, the minutes, and the record of shareholders.

6.04 On the written request of any shareholder, the corporation shall mail to such shareholder within 14 days after receipt of such request, a balance sheet as of the close of its latest fiscal year and a profit and loss statement for such fiscal year. I such request is received by the corporation before such financial statements are available for its latest fiscal year, the corporation shall mail such financial statements within 14 days after they become available, but in any event within 120 days after the close of its latest fiscal year.

**Closing Stock Transfer Books**

6.05. The Board of Directors may close the transfer books in their discretion for a period not exceeding fifty (50) days preceding any meeting, annual or special, of the shareholders, or the day appointed for the payment of a dividend.

## ARTICLE SEVEN

## MISCELLANEOUS

**Fiscal Year**

7.01. The end of the fiscal year of the corporation shall be September 30.

**Loans**

7.02. No loans shall be made by the corporation to its officers or directors, and no loans shall be made by the corporation secured by its shares. No loans shall be made or contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by resolution of the board of directors. Such authority may be general or confined to specific instances.

**Checks, Drafts, or Orders**

7.03. All checks, drafts, or other orders for the payment of money by or to the corporation and all notes and other evidence of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation, and in such manner as shall be determined by resolution of the board of directors.

**Bank Deposits**

7.04. All funds of the corporation not otherwise employed shall be deposited to the credit of the corporation in such banks, trust companies, or other depositories as the board of directors may select.

**Voting Securities Held By the Corporation**

7.05. Unless otherwise ordered by the board of directors, the president or any vice-president, or the secretary or an assistant secretary as the case may be of the corporation shall have the authority to vote, represent, and exercise on behalf of the corporation all rights incidental to any and all shares of any other corporation standing in the name of the corporation, as designated by the board of directors. Such authority may be exercised by the designated officers in person or by proxy.

**Corporate Seal**

7.06. The board of directors shall adopt an official seal for the corporation, which shall be in circle form, and be inscribed with the name of the corporation, the state of incorporation, and the words "Corporate Seal".

**Distribution Disclosure**

7.07. The board of directors shall send an annual disclosure about dividends to the shareholders of the corporation, not later than 120 days after the close of the fiscal year of the corporation.

**Investment Advisory Contract**

7.08. The board of directors shall evaluate the performance of the investment advisor to the corporation before entering into or renewing an advisory contract. The criteria used in such evaluation shall be reflected in the minutes of such meeting.

7.09. The board of directors may enter into an investment advisory contract with an advisor for a term of no more than one year. Each contract shall provide that it is terminable by a majority of the board of directors who are not affiliated with, officers, directors or employees of the advisor or any affiliated business entity of such advisor, and by the advisor. Termination may be made by either party without cause, with 60 days written notice of such termination.

7.10. The board of directors shall determine that any successor advisor possesses sufficient qualifications to perform the advisory function, for the corporation, and to justify the
compensation provided for in its contract with the corporation.

**Transactions With Affiliates.**

7.11. The corporation shall not engage in transactions with an director, officer, or any person affiliated with such person, except to the extent that each such transaction has, after disclosure of such affiliation, been approved or ratified by the affirmative vote of a majority of the board of directors not affiliated with the person who is party to the transaction and:

1. The transaction is fair and reasonable to the corporation and its shareholders.

2. The terms of such transaction are at least as favorable as the terms of any comparable transactions made on arms length basis and known to the board of directors.

3. The total consideration is not in excess of the appraised value of the property being acquired, if an acquisition is involved.

4. Payments to the advisor, its affiliates and the directors for services rendered in a capacity other than that as advisor or directors may only be made upon a determination that the compensation is not in excess of their compensation paid for any comparable services and the compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved.

**Amendment of Bylaws**

7.12. These bylaws may be amended at any time by majority vote of the board of directors , except that any of the following amendments shall require the approval of the outstanding shares:

1. Any amendment reducing the percentage of outstanding shares required to constitute a quorum for the transaction of business or required to authorized any shareholder action.

2. Any amendment reducing the number of directors required to constitute a quorum for the transaction of business or required to authorize any action on the part of the board of director.

3. Any amendment increasing or decreasing the number of directors.

4. Any amendments changing the requirements of the board in evaluating and contracting with an advisor.

5. Any amendments changing the conditions or requirements for entering into transactions with affiliates.

**Stop Transfer Orders**

7.13. The Board of Directors and officers of the Corporation are required to refused to register any transfer of the securities of the Corporation which is not in accordance with any provision of the Securities Act of 1933, as amended, or any of its regulations promulgated thereunder, as amended. The officers are to include transfer restrictions on all share, warrant or other security certificates when the transfer of any security is to be restricted or limited. The officers are also to notify the transfer agent of any certificates which are restricted, give the nature of the restriction and the conditions upon which the securities may be transferred. The Board of Directors may also direct "Stop Transfer" notices to the Transfer Agent for the Corporation.

**Signatures and Attestation**

Adopted by the sole incorporator of the corporation on January 16, 2007.

/S/ Ronald S. Tucker
Ronald S. Tucker

CERTIFICATE OF SECRETARY

I, The undersigned, do hereby certify:

That I am the duly elected, qualified, and acting secretary of RX Healthcare Systems, Ltd., a Colorado corporation, and that the foregoing bylaws, consisting of 16 pages, constitute the original bylaws of said corporation duly adopted at the first meeting of the incorporator duly held on the 16 day of January, 2007.

In witness whereof, I have subscribed my name and affixed the seal of said corporation this 16th day of January, 2007.

/S/ Leticia I. Tucker
Leticia I. Tucker, Secretary

**SUBSCRIPTION AGREEMENT**
**Section 4(2) of the Securities Act of 1933**

To: RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, Colorado 80206

1-303-388-7752

Subscriber:

1. Subscription. The undersigned hereby subscribes for and agrees to purchase 1,000,000 shares of RX Healthcare Systems, Ltd. (the "Company"), common stock (the "Shares") at a price of $0.01 per share. This transaction is pursuant to Section 4(2) under the Securities Act of 1933, as amended (the "Act"). This Subscription Agreement (the "Agreement") may be rejected in whole or in part by the Company.

2. Payment of Purchase Price. The undersigned hereby agrees to pay $10,000 in cash.

3. Representations and Warranties. The undersigned hereby represents and warrants to the Company and to its directors, officers and control persons, jointly and severally, as follows:

a. The undersigned is purchasing the shares for investment purposes.

b. The undersigned's present financial condition is such that the undersigned can bear the financial risk in investing in the Shares without undo hardship in the event the entire investment is lost.

c. The undersigned has completed an investigation of the relevant facts regarding the investment including but not limited to: analysis of risks involved, the Company's business, the Company's industry, operations, and its key personnel. The undersigned has had the opportunity to ask questions the undersigned may have of the Company and has received satisfactory answers to those questions by the Company.

4. Acknowledgment of Certain Facts. The undersigned acknowledges his or her awareness and understanding of the following:

a. That this Agreement may be rejected in whole or in part by the Company in its sole and absolute discretion.

b. That the purchase of the Shares is a speculative investment which involves a high degree of risk and the undersigned may loss the entire investment.

c. That no federal or state agency has made any finding or determination as to the fairness for investment, nor any recommendation or endorsement of the Shares.

d. That the Shares are issued pursuant to Section 4(2) of the Act and they are "restricted" shares under Rule 144 of the Act. At the present time there is no market for the Shares and the undersigned may not be able to liquidate his/her investment in case of an emergency or otherwise.

e. That the Shares have not been registered under either the Federal Securities Act of 1933 or applicable state securities laws. The Shares, therefore, cannot be resold unless they are registered under the Act, as well as applicable state securities laws, or are exempt from registration, provided the Company's legal counsel determines the exemption to be reasonable.

f. That the Company does not file periodic reports with the Securities and Exchange Commission ("SEC") pursuant to the provisions of the Securities Exchange Act of 1934, as amended, and has not agreed to register any of the undersigned's Shares for distribution in accordance with the provisions of that Act.

5. Governing Law. This agreement will be governed by and construed and enforced in accordance with the laws of the State of Colorado, and to the extent it involves any United States statute, in accordance with the laws of the United States.

The undersigned has executed and delivered this Subscription Agreement as of January 15, 2007.

Title is to be held as follows: R Tucker & Associates, Inc.

Subscriber: R Tucker & Associates, Inc.

Signature: /S/ Ronald S. Tucker
Ronald S. Tucker, CEO

Approved: /S/ Ronald S. Tucker
Ronald S. Tucker, CDO

## OPTION AGREEMENT

RX Healthcare Systems, in consideration of the payment of $1,000, receipt is hereby acknowledged, does hereby grant an option to R Tucker & Associates, Inc., to purchase 1,000,000 shares of its common stock for a price of $0.10 per share, the exercise of the shares is to be in 10 lots of 100,000 shares per lot, one or more lots may be purchased at any one time. All lots are to be purchase on or before January 15, 2012.
Date: January 16, 2007

RX Healthcare Systems, Ltd.

By: /S/ Ronald S. Tucker
Ronald S. Tucker, President

**WARRANT AGREEMENT**

for "Series A Warrants"

AGREEMENT (this "Agreement") dated as of January 26, 2007, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 1,000,000 Series A Warrants ("Warrants"), each Warrant exercisable to purchase one share of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 79860 Tangelo, California 92253.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $0.80 per share for 1,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.

"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 24 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the

Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant

Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

# WARRANT AGREEMENT

for "Series B Warrants"

AGREEMENT (this "Agreement") dated as of January 26, 2007, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 1,000,000 Series B Warrants ("Warrants"), each Warrant exercisable to purchase one share of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. Definitions.

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 79860 Tangelo, California 92253.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $1.10 per share for 1,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.

"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 24 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification, Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the

Warrant Certificates representing such Warrants are surrendered at the office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. <u>Modification of Agreement.</u>

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

# WARRANT AGREEMENT

for "Series C Warrants"

AGREEMENT (this "Agreement") dated as of January 26, 2007, by and among the RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), and R Tucker & Associates, Inc., as warrant agent (the "Warrant Agent").

Witnesseth

WHEREAS, in connection with a public offering (the "Private Placement"), the Company is issuing 2,000,000 Series C Warrants ("Warrants"), each Warrant exercisable to purchase one share of the Company's common stock, no par value ("Common Stock").

WHEREAS, the Company desires the Warrant Agent or its authorized successor to act on behalf of the Company. The Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange and redemption of the Warrants and the issuance of certificates representing the Warrants;

NOW THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth and for the purpose of defining the terms and provisions of the Warrants and the certificates representing the Warrants and the respective rights and obligations thereunder of the Company, the holders of certificates representing the Warrants and the Warrant Agent, the parties hereto agree as follows:

SECTION 1. <u>Definitions.</u>

As used herein, the following terms shall have the following meanings:

"Common Stock" means stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the distributions of earnings and assets of the Company without limit as to amount or percentage, which at the date hereof consists of 150,000,000 authorized shares of Common Stock.

"Corporate Office" means the office of the Warrant Agent (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 79860 Tangelo, California 92253.

"Exercise Date" means the date the Warrant Agent receives both (a) the Warrant Certificate representing such Warrant, with the exercise form duly executed by the Registered Holder or his attorney duly authorized in writing, and (b) payment in cash, or by official bank or certified check payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price.

"Purchase Price" means the purchase price to be paid upon exercise of each Warrant in accordance with the terms hereof, which price will be $1.20 per share for 2,000,000 warrants, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to redeem the Warrants upon notice to all warrant holders.
"Registered Holder" means the person in whose name any certificate representing Warrants shall be registered on the books maintained by the Warrant Agent pursuant to Section 6.

"Transfer Agent" means Corporate Stock Transfer, as the Company's transfer agent, or its authorized successor, as such.

"Warrant Expiration Date" means 5:00 P.M. (Colorado time) on the 24 month after the effective date, provided that if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Colorado time) on the next following day which in the State of Colorado is not a holiday or a day on which banks are authorized to close. Upon notice to all warrant holders the Company shall have the right to extend the Warrant Expiration Date.

SECTION 2. Warrants and Issuance of Warrant Certificates.

(a) A Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase one share of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8 and to the limitation provided in Section 23.

(b) From time to time, up to the Warrant Expiration Date, the Transfer Agent shall execute and deliver stock certificates in required whole number denominations representing up to an aggregate of 1,000,000 shares of Common Stock, subject to adjustment as described herein, upon the exercise of Warrants in accordance with this Agreement.

(c) From time to time, up to the Warrant Expiration Date, the Warrant Agent shall execute and deliver Warrant Certificates in required whole number denominations to the persons entitled thereto in connection with any transfer or exchange permitted under this Agreement; provided that no Warrant Certificates shall be issued except (I) those initially issued hereunder, (ii) those issued upon the exercise of fewer than all Warrants represented by any Warrant Certificate, to evidence any unexercised Warrants held by the exercising Registered Holder, (iii) those issued upon any transfer or exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by the its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, made pursuant to Section 8 hereof and (b) other modifications approved by Warrant holders in accordance with Section 16 hereof.

SECTION 3. Form and Execution of Warrant Certificates.

(a) The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such legends, summaries or endorsements printed, lithographed, engraved or typed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen, or destroyed Warrant Certificates) and issued in registered form. Warrants shall be numbered serially with the letter "WA1-."

(b) Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the

Company's seal. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before the date of issuance of the Warrant Certificates and issue and delivery thereof, such Warrant Certificates may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company. After execution by the Company, Warrant Certificates shall be delivered by the Warrant Agent to the Registered Holder.

SECTION 4. Exercise.

(a) Each Warrant may be exercised by the Registered Holder thereof at any time during the exercise period and prior to the Warrant Expiration Date upon the terms and subject to the conditions, including without limitation, compliance with applicable securities laws, set forth herein and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date, the Warrant Agent shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Transfer Agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise, (plus a certificate for any remaining unexercised Warrants of the Registered Holder). Notwithstanding the foregoing, in the case of payment made in the form of a check drawn on an account of the Company, certificates shall immediately be issued without any delay. Upon the exercise of any Warrant and clearance of the funds received, the Warrant Agent shall promptly remit the payment received for the Warrant to the Company or as the Company may direct in writing.

(b) On the Exercise Date in respect of the exercise of any Warrant, simultaneously with the receipt of the proceeds upon exercise of the Warrant(s) so exercised, the Company will pay from the proceeds received upon exercise of the Warrant(s) the Company.

The Company will reimburse the Warrant Agent, upon request, for its reasonable expenses relating to complying with this Section 4(b).

SECTION 5. Reservation of Shares: Listing: Payment of Taxes: etc.

(a) The Company covenants that it will always reserve and keep available out of its authorized Common Stock, solely for issue upon exercise of Warrants, such number of shares of Common Stock as will then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which will be issuable upon exercise of the Warrants and payment of the Purchase Price will, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those that arise because of the action or inaction of the Registered Holder).

(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company will not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company will pay all documentary, stamp or similar taxes and other governmental charges that may be imposed on the issuance of the Warrants, or the issuance and the delivery of any shares upon the exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery will be made unless the person requesting the same has paid to the Warrant Agent the amount of transfer taxes or charges incident thereto, if any.

(D) The Warrant Agent is hereby irrevocably authorized to requisition the Company's Transfer Agent from time to time for certificates representing shares of Common Stock required upon exercise of the Warrants, and the Company will authorize the Transfer Agent to comply with all such proper requisitions.

SECTION 6. Exchange and Registration of Transfer.

Subject to the restrictions on transfer contained in the Warrant Certificates and the Subscription Agreements between the Company and the purchasers of Units:

(a) Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants of the same class or may be transferred in whole or in part; provided that no transfers, sales or other dispositions of the Warrants may be made except after the time periods and in the percentages set forth in Section 1.9 of the Subscription Agreements. Warrant Certificates to be exchanged shall be surrendered to the Warrant Agent at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, and the Warrant Agent shall countersign, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

(b) The Warrant Agent shall keep at its office books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof in accordance with its regular practice. Upon due presentment for registration of transfer of any Warrant Certificate at its office, the Company shall execute and the Warrant Agent shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants

(c) With respect to all Warrant Certificates presented for registration of transfer, or for exchange or exercise, the subscription form on the reverse thereof shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer and subscription, in form satisfactory to the Company, duly executed by the Registered Holder or his attorney-in-fact duly authorized in writing.

(d) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

(e) All Warrant Certificates surrendered for exercise or for exchange in case of mutilated Warrant Certificates shall be promptly canceled by the Warrant Agent and thereafter retained by the Warrant Agent until termination of this Agreement or resignation of the Warrant Agent, or disposed of or destroyed, at the direction of the Company.

(f) Prior to due presentment for registration of transfer thereof, the Company and the Warrant Agent may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof and of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

SECTION 7. Loss or Mutilation.

Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant Certificate and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in the case of mutilation) upon surrender and cancellation thereof, the Company shall execute and the Warrant Agent shall (in the absence of notice to the Company and/or Warrant Agent that the Warrant Certificate has been acquired by a bonafide purchaser) countersign and deliver to the Registered Holder in lieu thereof a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall comply with such other reasonable regulations and pay such other reasonable charges as the Warrant Agent may prescribe.

SECTION 8. Adjustment of Purchase Price and Number of Shares of Common Stock or Warrants.

The Purchase Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Purchase Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be successively whenever any event listed above shall occur.

(b) Whenever the Purchase Price payable upon exercise of each Warrant is adjusted pursuant to Subsection (a) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Purchase Price in effect on the date hereof and dividing the product so obtained by the Purchase Price, as adjusted.

(c) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least five cents (0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section 8 to the contrary not withstanding, the Company shall be entitled, but shall not be required, to make such changes in the Purchase Price, in addition to those required by this Section 8 as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the Registered Holder of Common Stock or securities convertible into Common Stock (including Warrants).

(d) Whenever the Purchase Price is adjusted, as herein provided, the Company shall promptly but no later than 20 days after any request for such an adjustment by the Registered Holder, cause a notice setting forth the adjusted Purchase Price and adjusted number of Shares issuable upon exercise of each Warrant, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Registered Holder at his last address appearing in the warrant register of the Warrant Agent, and shall cause a certified copy thereof to be mailed to its Warrant Agent. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computations required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Registered Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a) above.

(f) Irrespective of any adjustments in the Purchase Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

SECTION 9. Reclassification. Reorganization or Merger.

In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 9 shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other that Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (a) of Section (8) hereof.

SECTION 10. Fractional Warrants and fractional Shares.

(a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

(1) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market System ("NMS") the current market value shall be the last reported sale price of Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

(2) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be prescribed by the Board of Directors of the Company.

SECTION 11. Warrant Holders Not Deemed Stockholders.

No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

SECTION 12. Rights of Action.

All rights of action with respect to this Agreement are vested in the respective Registered Holders of the Warrants, and any Registered Holder of a Warrant, without consent of the Warrant Agent or of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in the Warrant Certificate and this Agreement.

SECTION 13. Agreement of Warrant Holders.

Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company, the Warrant Agent and every other holder of a Warrant that:

(a) The Warrants are transferable only on the registry books of the Warrant Agent by the Registered Holder thereof in person or by his attorney duly authorized in writing and only if the Warrant Certificates representing such Warrants are surrendered at the office of the Warrant

Agent, duly endorsed or accompanied by a proper instrument of transfer satisfactory to the Warrant Agent and the Company in their sole discretion, together with payment of any applicable transfer taxes; and

(b) The Company may deem and treat the person in whose name the Warrant Certificate is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

SECTION 14. Cancellation of Warrant Certificates.

If the Company shall purchase or acquire any Warrant or Warrants, the Warrant Certificate or Warrant Certificates evidencing the same shall thereupon be canceled by it and retired. The Warrant Agent shall also cancel Common Stock following exercise of any or all of the Warrants represented thereby or delivered to it for transfer, split up, combination or exchange.

SECTION 15. Concerning the Warrant Agent.

The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates or by any other act hereunder be deemed to make any representations as to the validity, value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and nonassessable.

The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay the Company, as provided in Section 4, all moneys received by the Warrant Agent upon the exercise of such Warrants. The Warrant Agent shall, upon request of the Company from time to time, deliver to the Company such complete reports of registered ownership of the Warrants and such complete records of transactions with respect to the Warrants and the shares of Common Stock as the Company may request. The Warrant Agent shall also make available to the Company and R Tucker for inspection by their agents or employees, from time to time as either of them may request, such original books of accounts and records (including original Warrant Certificates surrendered to the Warrant Agent upon exercise of Warrants) as may be maintained by the Warrant Agent in connection with the issuance and exercise of Warrants hereunder, such inspections to occur at the Warrant Agent's office as specified in Section 8, during normal business hours.

The Warrant Agent shall not at any time be under any duty or responsibility to any holder of Warrant Certificates to make or cause to be made any adjustment of the Purchase Price provided in this Agreement, or to determine whether any fact exists which may require any such adjustments, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same. It shall not (I) be liable for any recital or statement of facts contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate, or (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct.

The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the written opinion or advice of such counsel.

Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board, President, any Vice President, its Secretary, or Assistant Secretary, (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand believed by it to be genuine.

The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; it further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the execution of its duties and powers hereunder except losses, expenses and liabilities arising as a result of the Warrant Agent's negligence or willful misconduct.

The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct), after giving 30 days' prior written notice to the Company. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the Registered Holder of each Warrant Certificate at the Company's expense.

Upon such resignation, or any inability of the Warrant Agent to act as such hereunder, the Company shall appoint a new warrant agent in writing. If the Company fails to make an appointment within a period of 15 days after it has been notified in writing of the resignation, the Registered Holder of any Warrant Certificate may apply to a court of competent jurisdiction to appoint a new warrant agent. When the new warrant agent's written acceptance is received by the Company, the new warrant agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. Not later than the effective date of any such appointment the Company shall file notice thereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the Registered Holder of each Warrant Certificate.

Any corporation into which the Warrant Agent or any new warrant agent may be converted or merged or any corporation resulting from any consolidation to which the Warrant Agent or any new warrant agent shall be a party shall be a successor warrant agent under this Agreement without any further act, provided that such corporation is eligible for appointment as successor to the Warrant Agent under the provisions of the preceding paragraph. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed to the Company and to the Registered Holder of each Warrant Certificate.

The Warrant Agent, its subsidiaries and affiliates, and any of its or their officers or directors, may buy and hold or sell Warrants or other securities of the Company and otherwise deal with the Company in the same manner and to the same extent and with like effects as though it were not Warrant Agent. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

SECTION 16. Modification of Agreement.

The parties hereto may by supplemental agreement make any changes or corrections in this Agreement (I) that it shall deem appropriate to cure any ambiguity or to correct any defective or inconsistent provision or manifest mistake or error herein contained; (ii)to reflect an increase in the number of Warrants which are to be governed by this Agreement resulting from an increase in the size of the Private Placement Offering; or (iii) that it may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; provided, however, that this Agreement shall not other vise be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders of Warrant Certificates representing not less than 50% of the Warrants then outstanding; and provided, further that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Purchase Price therefor, or the acceleration of the Warrant Expiration Date, shall be made without the consent in writing of the Registered Holder of the Warrant Certificate representing such Warrant, other than such changes as are specifically prescribed by this Agreement as originally executed.

SECTION 17. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid as follows: if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Warrant Agent; if to the Company, at 76 Costa Brava, Laguna Niguel, California 92677.

SECTION 18. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to its principles of conflict of laws.

SECTION 19. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent (and their respective successors and assigns) and the holders from time to time of Warrant Certificates. Nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

SECTION 20. Termination.

This Agreement shall terminate on the earlier to occur of (I) the close of business on the Expiration Date of all the Warrants; (ii) the date upon which all Warrants have been exercised.

SECTION 21. Counter parts.

This Agreement may be executed in several counterparts, which taken together shall constitute a single document.

SECTION 22. Extension of Time and/or Lowering of price per share.

The Company, in the exercise of its absolute discretion, retains the right to extend the expiration date and or to reduce the exercise price of the Warrants remaining outstanding.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

RX Healthcare Systems. Ltd.

By:
Name: Ronald S. Tucker
Title: President

R Tucker & Associates, Inc.

By:
Name: Ronald S. Tucker
Title: President

RX HEALTHCARE SYSTEMS, LTD.

2007 STOCK OPTION PLAN

As adopted by the Board of Directors in 2007

SECTION 1
INTRODUCTION

1.1 Establishment. RX Healthcare Systems, Ltd., a Colorado corporation (hereinafter referred to as the "Company"), hereby establishes the RX Healthcare Systems 2007 Stock Option Plan (the "Plan") for certain Employees and Consultants of the Company.

1.2 Purposes. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants of the Company and its Subsidiaries and to create in such Employees and Consultants a more direct interest in the future success of the operations of the Company by relating incentive compensation to increases in stockholder value, so that the income of such Employees and Consultants is more closely aligned with the income of the Company's stockholders. The Plan is also designed to attract Employees and Consultants and to retain and motivate participating Employees and Consultants by providing an opportunity for investment in the Company.

SECTION 2
DEFINITIONS

2.1 Definitions. The following terms shall have the meanings set forth below:

(a) "Administrator" means the Board or any of its Committees appointed pursuant to Section 3 of the Plan.

(b) "Board" means the Board of Directors of the Company.

(c) "Code" means the Internal Revenue Code of 1986, as amended.

(d) "Committee" means a Committee appointed by the Board of Directors in accordance with Section 3 of the Plan.

(e) "Common Stock" or "Stock" means the common stock of the Company.

(f) "Consultant" means any person, including an advisor, who is engaged by the Company or any Parent or Subsidiary to render services and is compensated for such services, and any director of the Company whether compensated for such services or not; provided that the term Consultant shall not include directors who are not compensated for their services or are paid only a director's fee by the Company.

(g) "Continuous Status as an Employee or Consultant" means that the employment or consulting relationship is not interrupted or terminated by the Company, any Parent or Subsidiary. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of: (i) any leave of absence approved by the Board, including sick leave, military leave, or any other personal leave; provided, however, that for purposes of Incentive Stock Options, any such leave may not exceed ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute; or (ii) transfers between locations of the Company or between the Company, its Parent, its Subsidiaries or its successors.

(h) "Employee" means any person, including officers and directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company.

(i) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(j) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system including without limitation the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation (?NASDAQ?) System, its Fair Market Value shall be the closing sales price for such stock(or the closing bid, if no sales were reported, as quoted on such exchange or system for the last market trading day prior to the time of determination) as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is quoted on the NASDAQ System (but not on the National Market System thereof) or regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock or;

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator after such consultation with outside legal, accounting and other experts as the Administrator may deem advisable, and the Committee shall maintain a written record of its method of determining such value.

(k) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable option agreement.

(l) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable option agreement.

(m) "Option" means a stock option granted pursuant to the Plan.

(n) "Option Price" means the price at which shares of Stock subject to an Option may be purchased, determined in accordance with Section 7.5.

(o) "Optioned Stock" means the Common Stock subject to an Option.

(p) "Optionee" means an Employee or Consultant who receives an Option.

(q) "Parent" means a ?parent corporation?, whether now or hereafter existing, as defined in Section 424(f) of the Code.

(r) "Participant" means an Employee or Consultant to the Company designated by the Administrator from time to time during the term of the Plan to receive one or more Options under the Plan.

(s) "Plan Year" means each 12-month period beginning January 1 and ending December 31, except that for the first year of the Plan it shall begin on the effective date of the Plan.

(t) "Share" means a share of Common Stock.

(u) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

2.2 Gender and Number. Except when otherwise indicated by the context, the masculine gender shall also include the feminine gender, and the definition of any term herein in the singular shall also include the plural.

SECTION 3
PLAN ADMINISTRATION

3.1 Administration of the Plan.

(a) Composition of Administrator.

(i) If permitted by Rule 16b-3, and by the legal requirements relating to the administration of equity incentive plans such as the Plan, if any, of applicable securities laws and the Code (collectively, the "Applicable Laws"), the Plan may (but need not) be administered by different administrative bodies with respect to directors of the Company, officers of the Company who are not directors and Employees who are neither directors nor officers of the Company.

(ii) With respect to grants of Options to Employees or Consultants who are also officers or directors of the Company, the Plan shall be administered by (A) the Board, if the Board may administer the Plan in compliance with Rule 16b-3 as it applies to a plan intended to qualify thereunder as a discretionary plan and Section 162(m) of the Code as it applies so as to qualify grants of Options to named executives as performance-based compensation, or (B) a Committee designated by the Board to administer the Plan, which Committee shall be constituted in such a manner as to permit the Plan to comply with Rule 16b-3 as it applies to a plan intended to qualify thereunder as a discretionary plan, to qualify grants of Options to named executives as performance-based compensation under Section 162(m) of the Code and otherwise so as to satisfy the Applicable Laws.

(iii) With respect to grants of Options to Employees or Consultants who are neither directors nor officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws.

(iv) If a Committee has been appointed pursuant to clause (ii) or (iii) of this subsection 3.1(a), such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and remove all members of a committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws and, in the case of a Committee appointed under clause (ii), to the extent permitted by Rule 16b-3 as it applies to a plan intended to qualify thereunder as a discretionary plan, and to the extent required under Section 162(m) of the Code to qualify grants of Options to named executives as performance-based compensation.

3.2 Powers of the Administrator. Subject to the provisions of the Plan and in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, including the approval, if required, of any stock exchange upon which the Common Stock is listed, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value of the Common Stock, in accordance with subsection 2.1(k) of the Plan;

(ii) to select the Consultants and Employees to whom Options may from time to time be granted hereunder;

(iii) to determine whether and to what extent Options are granted hereunder;

(iv) to determine the number of shares of Common Stock to be covered by each such Option granted hereunder;

(v) to approve forms of agreement for use under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Option granted hereunder;

(vii) to determine whether and under what circumstances an Option may be settled in cash under Section 8 instead of Common Stock; and

(viii) to reduce the exercise price of any Option to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option shall have declined since the date the Option was granted.

3.3 Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Participants.

SECTION 4
STOCK SUBJECT TO THE PLAN

4.1 Number of Shares. The maximum aggregate number of Shares which may be authorized for issuance under the Plan in accordance with the provisions of the Plan and subject to such restrictions or other provisions as the Administrator may from time to time deem necessary is two million (2,000,000). Shares which may be issued upon the exercise of Options shall be applied to reduce the maximum number of Shares remaining available for use under the Plan. The Company shall at all times during the term of the Plan and while any Options are outstanding retain as authorized and unissued Stock, or as treasury Stock, at least the number of Shares from time to time required under the provisions of the Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

4.2 Unused and Forfeited Stock. Any Shares that are subject to an Option under this Plan which are not used because the terms and conditions of the Option are not met, including any Shares that are subject to an Option which expires or is terminated for any reason, any Shares which are used for full or partial payment of the purchase price of Shares with respect to which an Option is exercised and any Shares retained by the Company pursuant to Section 14.2 shall automatically become available for use under the Plan.

4.3 Adjustments for Stock Splits, Stock Dividends, Etc. If the Company shall at any time increase or decrease the number of its outstanding shares of Common Stock or change in any way the rights and privileges of such shares of Common Stock by means of the payment of a stock dividend or any other distribution upon such shares payable in Common Stock, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving the Stock, then in relation to the Stock that is affected by one or more of the above events, the numbers, rights and privileges of the following shall be increased, decreased or changed in like manner as if they had been issued and outstanding, fully paid and nonassessable at the time of such occurrence: (i) the shares of Stock as to which Options may be granted under the Plan; and (ii) the Shares of Stock then included in each outstanding Option granted hereunder.

4.4 Dividends Payable in Stock of Another Corporation, Etc. If the Company shall at any time pay or make any dividend or other distribution upon the Stock payable in securities of another corporation or other property (except money or Stock), a proportionate part of such securities or other property shall be set aside and delivered to any Participant then holding an Option for the particular type of Stock for which the dividend or other distribution was made, upon exercise thereof. Prior to the time that any such securities or other property are delivered to a Participant in accordance with the foregoing, the Company shall be the owner of such securities or other property and shall have the right to vote the securities, receive any dividends payable on such securities, and in all other respects shall be treated as the owner. If securities or other property which have been set aside by the Company in accordance with this Section are not delivered to a Participant because an Option is not exercised or otherwise vested, then such securities or other property shall remain the property of the Company and shall be dealt with by the Company as it shall determine in its sole discretion.

4.5 Other Changes in Stock. In the event there shall be any change, other than as specified in Sections 4.3 and 4.4, in the number or kind of outstanding shares of Stock or of any stock or other securities into which the Stock shall be changed or for which it shall have been exchanged, and if the Administrator shall in its discretion determine that such change equitably requires an adjustment in the number or kind of Shares subject to outstanding Options or which have been reserved for issuance pursuant to the Plan but are not then subject to an Option, then such adjustments shall be made by the Administrator and shall be effective for all purposes of the Plan and on each outstanding Option that involves the particular type of stock for which a change was effected.

4.6 Rights to Subscribe. If the Company shall at any time grant to the holders of its Stock rights to subscribe pro rata for additional shares thereof or for any other securities of the Company or of any other corporation, there shall be reserved with respect to the Shares then subject to an Option held by any Participant of the particular class of Stock involved, the Stock or other securities which the Participant would have been entitled to subscribe for if immediately prior to such grant the Participant had exercised his entire Option. If, upon exercise of any such Option, the Participant subscribes for the additional Stock or other securities, the Participant shall pay to the Company the price that is payable by the Participant for such Stock or other securities.

4.7 General Adjustment Rules. If any adjustment or substitution provided for in this Section 4 shall result in the creation of a fractional Share under any Option, the Company shall, in lieu of selling or otherwise issuing such fractional Share, pay to the Participant a cash sum in an amount equal to the product of such fraction multiplied by the Fair Market Value of a Share on the date the fractional Share would otherwise have been issued. In the case of any such substitution or adjustment affecting an Option, the total Option Price for the shares of Stock then subject to an Option shall remain unchanged but the Option Price per share under each such Option shall be equitably adjusted by the Administrator to reflect the greater or lesser number of shares of Stock or other securities into which the Stock subject to the Option may have been changed.

4.8 Determination by Administrator, Etc. Adjustments under this Section 4 shall be made by the Administrator, whose determinations with regard thereto shall be final and binding upon all parties thereto.

## SECTION 5
## REORGANIZATION OR LIQUIDATION

In the event that the Company is merged or consolidated with another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification or change of outstanding Shares), or if all or substantially all of the assets or more than 50% of the outstanding voting stock of the Company is acquired by any other corporation, business entity or person (other than a sale or conveyance in which the Company continues as a holding company of an entity or entities that conduct the business or businesses formerly conducted by the Company), or in case of a reorganization (other than a reorganization under the United States Bankruptcy Code) or liquidation of the Company, and if the provisions of Section 9 do not apply, the Administrator, or the board of directors of any corporation assuming the obligations of the Company, shall have the power and discretion to prescribe the terms and conditions for the exercise of, or modification of, any outstanding Options granted hereunder. By way of illustration, and not by way of limitation, the Administrator may provide for the complete or partial acceleration of the dates of exercise of the Options, or may provide that such Options will be exchanged or converted into options to acquire securities of the surviving or acquiring corporation, or may provide for a payment or distribution in respect of outstanding Options (or the portion thereof that is currently exercisable) in cancellation thereof. The Administrator may provide that Stock or other Options granted hereunder must be exercised in connection with the closing of such transaction, and that if not so exercised such Options will expire. Any such determinations by the Administrator may be made generally with respect to all Participants, or may be made on a case-by-case basis with respect to particular Participants. The provisions of this Section 5 shall not apply to any transaction undertaken for the purpose of reincorporating the Company under the laws of another jurisdiction, if such transaction does not materially affect the beneficial ownership of the Company's capital stock.

## SECTION 6
## PARTICIPATION

Participants in the Plan shall be those eligible Employees or Consultants who, in the judgment of the Administrator, are performing, or during the term of their incentive arrangement will perform, important services in the management, operation and development of the Company, and significantly contribute, or are expected to significantly contribute, to the achievement of long-term corporate economic objectives. Participants may be granted from time to time one or more Options; provided, however, that the grant of each such Option shall be separately approved by the Administrator, and receipt of one such Option shall not result in automatic receipt of any other Option, and written notice shall be given to such person, specifying the terms, conditions, rights and duties related thereto; and further provided that Incentive Stock Options shall not be granted to Consultants or to Employees who are not permitted to receive Incentive Stock Options under the Internal Revenue Code.

## SECTION 7
## STOCK OPTIONS

7.1 Grant of Options. Nonstatutory Stock Options may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. An Employee or Consultant who has been granted an Option may, if otherwise eligible, be granted additional Options. Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted. The Plan shall not confer upon any Optionee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his or her right or the Company?s right to terminate his or her employment or consulting relationship at any time, with or without cause.

7.2 Option Agreements. Each Option shall be designated in a written option agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. The written option agreements shall be in such form as the Administrator shall determine and which is consistent with the provisions of the Plan, specifying such terms, conditions, rights and duties. Options shall be deemed to be granted as of the date specified in the grant resolution of the Administrator, which date shall be the date of any related written option agreement with the Participant. In the event of any inconsistency between the provisions of the Plan and any such written option agreement entered into hereunder, the provisions of the Plan shall govern. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options.

7.3 Term of Option. The term of each Option shall be the term stated in the written option agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the written option agreement.

7.4 Limitation on Grant to Employees. Subject to adjustment as provided in this Plan, the maximum number of Shares which may be subject to Options granted to any one Employee under this Plan for any fiscal year of the Company shall be 500,000.

7.5 Option Exercise Price and Consideration.

(a) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Board, but shall be subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option

(A) granted to a person who, at the time of

the grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of the grant.

(B) granted to a person who, at the time of grant of such Option, is a named executive of the Company, the per share Exercise Price shall be no less than 100% of the Fair Market Value on the date of grant; and

(C) granted to any person other than a named executive, the per Share exercise price shall be no less than 85% of the Fair Market Value per Share on the date of grant.

(b) Permissible Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may consist entirely of (1) cash, (2) check, (3) promissory note, (4) other Shares which (x) in the case of Shares acquired upon exercise of an Option either have been owned by the Optionee for more than six months on the date of surrender or were not acquired, directly or indirectly, from the Company, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised (5) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the exercise price, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Board shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

7.6 Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Board, including performance criteria with respect to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan.

An Option may not be exercised for a fraction of a Share.

An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Board, consist of any consideration and method of payment allowable under subsection 7.5(b) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option.

The Company shall issue (or cause to be issued) such stock certificates promptly upon exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Sections 4.3, 4.4 and 4.5 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Continuous Status as an Employee or Consultant. In the event of termination of an Optionee's Continuous Status as an Employee or Consultant with the Company, such Optionee may, but only within such period of time as is determined by the Administrator, of at least thirty (30) days, with such determination in the case of an Incentive Stock Option not exceeding three (3) months after the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the option agreement), exercise his or her Option to the extent that Optionee was entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(c) Disability of Optionee. Notwithstanding the provisions of subsection 7.6(b) above, in the event of termination of an Optionee's Continuous Status as an Employee or Consultant as a result of his total and permanent disability (as defined in Section 22(e)(3) of the Code), Optionee may, but only within twelve (12) months from the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the option agreement), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(d) Death of Optionee. In the event of termination of an Optionee's Continuous Status as an Employee or Consultant as a result of the death of an Optionee, the Option may be exercised, at any time within twelve (12) months following the date of death (but in no event later than the expiration date of the term of such Option as set forth in the option agreement), by the Optionees' estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Optionee was entitled to exercise the Option at the date of death. To the extent that Optionee was not entitled to exercise the Option at the date of death, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(e) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Option previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.

7.7 Withholding Taxes. As a condition to the exercise of Options granted hereunder, the Optionee shall make such arrangements as the Administrator may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the exercise, receipt or vesting of such Option. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

7.8 Non-Transferability of Options. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

7.9 Stockholder Privileges. No Optionee shall have any rights as a stockholder with respect to any Shares covered by an Option until the Optionee becomes the holder of record of such Stock, and no adjustments shall be made for dividends or other distributions or other rights as to which there is a record date preceding the date such Optionee becomes the holder of record of such Stock, except as provided in Section 4.

## SECTION 8
## STOCK APPRECIATION RIGHTS

If an agreement evidencing an Option so provides, an Option granted under this Plan (herein sometimes referred to as the ?corresponding option?) may include the right (a ?Stock Appreciation Right?) to receive an amount equal to some or all of the excess of the Fair Market Value of the Shares subject to unexercised portions of the corresponding option over the aggregate exercise price for such Shares under the corresponding option as of the date the Stock Appreciation Right is exercised. The amount payable upon exercise of a Stock Appreciation Right may be paid in cash or in shares of the class then subject to the corresponding option (valued on the basis of their Fair Market Value), or in a combination of cash and such shares so valued. No Stock Appreciation Right may be exercised in whole or in part (a) other than in connection with the contemporaneous surrender without exercise of such corresponding option, or the portion thereof that corresponds to the portion of the Stock Appreciation Right being exercised, or (b) except to the extent that the corresponding option or such portion thereof is exercisable on the date of exercise of the Stock Appreciation Right by the person exercising the Stock Appreciation Right, or (c) unless the class of stock then subject to the corresponding option is then ?publicly traded?. For this purpose, a class of stock is ?publicly traded? if it is listed or admitted to unlisted trading privileges on a national securities exchange or if sales or bid and offer quotations therefor are reported on the Nasdaq Stock Market or on any then operative successor to the Nasdaq Stock Market.

## SECTION 9
## CHANGE IN CONTROL

9.1 Options, Restricted Stock. In the event of a change in control of the Company as defined in Section 9.2, then the Administrator may, in its sole discretion, without obtaining stockholder approval, to the extent permitted in Section 13, take any or all of the following actions: (a) accelerate the exercise dates of any outstanding Options or make all such Options fully vested and exercisable; (b) grant a cash bonus award to any Optionee in an amount necessary to pay the Option Price of all or any portion of the Options then held by such Optionee; (c) pay cash to any or all

Optionees in exchange for the cancellation of their outstanding Options in an amount equal to the difference between the Option Price of such Options and the greater of the tender offer price for the underlying Stock or the Fair Market Value of the Stock on the date of the cancellation of the Options and (d) make any other adjustments or amendments to the outstanding Options.

9.2 Definition. For purposes of the Plan, a "change in control" shall be deemed to have occurred if (a) any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the 1934 Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company becomes the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of more than 33-1/3 percent of the outstanding voting stock of the Company after the date of the Plan; or (b) at any time during any period of three consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board (and any new director whose election by the Board or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority thereof; or (c) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

## SECTION 10
## RIGHTS OF EMPLOYEES; PARTICIPANTS

10.1 Employment. Nothing contained in the Plan or in any Option granted under the Plan shall confer upon any Participant any right with respect to the continuation of his or her employment by the Company, or interfere in any way with the right of the Company, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Option. Whether an authorized leave of absence, or absence in military or government service, shall constitute a termination of employment shall be determined by the Administrator at the time.

10.2 Nontransferability. No right or interest of any Participant in an Option granted pursuant to the Plan shall be assignable or transferable during the lifetime of the Participant, either voluntarily or involuntarily, or be subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy. In the event of a Participant's death, a Participant's rights and interests in Options shall, to the extent provided in Section 7, be transferable by testamentary will or the laws of descent and distribution, and payment of any amounts due under the Plan shall be made to, and exercise of any Options may be made by, the Participant's legal representatives, heirs or legatees. If in the opinion of the Administrator a person entitled to payments or to exercise rights with respect to the Plan is disabled from caring for his affairs because of mental condition, physical condition or age, payment due such person may be made to, and such rights shall be exercised by, such person's guardian, conservator or other legal personal representative upon furnishing the Administrator with evidence satisfactory to the Administrator of such status.

SECTION 11
GENERAL RESTRICTIONS

11.1 Investment Representations. The Company may require any person to whom an Option is granted, as a condition of exercising an Option, to give written assurances in substance and form satisfactory to the Company and its counsel to the effect that such person is acquiring the Stock subject to the Option for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with federal and applicable state securities laws. Legends evidencing such restrictions may be placed on the certificates evidencing the Stock.

11.2 Compliance with Securities Laws. Each Option shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, is necessary as a condition of, or in connection with, the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Administrator. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration or qualification.

11.3 Stock Restriction Agreement. The Administrator may provide that Shares issuable upon the exercise of an Option shall, under certain conditions, be subject to restrictions whereby the Company has a right of first refusal with respect to such Shares or a right or obligation to repurchase all or a portion of such Shares, which restrictions may survive a Participant's term of employment or consulting relationship with the Company. The acceleration of time or times at which an Option becomes exercisable may be conditioned upon the Participant's agreement to such restrictions.

SECTION 12
OTHER EMPLOYEE BENEFITS

The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option shall not constitute "earnings" with respect to which any other employee benefits of such employee are determined, including without limitation benefits under any pension, profit sharing, life insurance or salary continuation plan.

## SECTION 13
## PLAN AMENDMENT, MODIFICATION AND TERMINATION

The Board may at any time terminate, and from time-to-time may amend or modify, the Plan provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the stockholders if stockholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements, or if the Company, on the advice of counsel, determines that stockholder approval is otherwise necessary or desirable.

No amendment, modification or termination of the Plan shall in any manner adversely affect any Options theretofore granted under the Plan, without the consent of the Participant holding such Options.

## SECTION 14
## WITHHOLDING

14.1 Withholding Requirement. The Company's obligations to deliver Shares upon the exercise of an Option shall be subject to the Participant's satisfaction of all applicable federal, state and local income and other tax withholding requirements.

14.2 Withholding With Stock. At the time the Administrator grants an Option, it may, in its sole discretion, grant the Participant an election to pay all such amounts of tax withholding, or any part thereof, by electing to transfer to the Company, or to have the Company withhold from Shares otherwise issuable to the Participant, Shares having a value equal to the amount required to be withheld or such lesser amount as may be elected by the Participant. All elections shall be subject to the approval or disapproval of the Administrator. The value of Shares to be withheld shall be based on the Fair Market Value of the Stock on the date that the amount of tax to be withheld is to be determined (the "Tax Date"). Any such elections by Participants to have Shares withheld for this purpose will be subject to the following restrictions:

(a) All elections must be made prior to the Tax Date.

(b) All elections shall be irrevocable.

(c) If the Participant is an officer or director of the Company within the meaning of Section 16 of the Exchange Act ("Section 16"), the Participant must satisfy the requirements of such Section 16 and any applicable rules thereunder with respect to the use of Stock to satisfy such tax withholding obligation.

## SECTION 15
## BROKERAGE ARRANGEMENTS

The Administrator, in its discretion, may enter into arrangements with one or more banks, brokers or other financial institutions to facilitate the disposition of shares acquired upon exercise of Options, including, without limitation, arrangements for the simultaneous exercise of Options, and sale of the Shares acquired upon such exercise.

## SECTION 16
## NONEXLUSIVITY OF THE PLAN

Neither the adoption of the Plan by the Board nor the submission of the Plan to stockholders of the Company for approval shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to Employees or Consultants generally, or to any class or group of Employees or Consultants, which the Company now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term incentive plans.

## SECTION 17
## REQUIREMENTS OF LAW

17.1 Requirements of Law. The issuance of stock and the payment of cash pursuant to the Plan shall be subject to all applicable laws, rules and regulations.

17.2 Federal Securities Law Requirements. If a Participant is an officer or director of the Company within the meaning of Section 16, Options granted hereunder shall be subject to all conditions required under Rule 16b-3, or any successor rule promulgated under the Exchange Act, to qualify the Option for any exception from the provisions of Section 16(b) of the Exchange Act available under that Rule. Such conditions are hereby incorporated herein by reference and shall be set forth in the agreement with the Participant which describes the Option.

17.3 Governing Law. The Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the State of Colorado.

## SECTION 18
## DURATION OF THE PLAN

The Plan shall terminate at such time as may be determined by the Board of Directors, and no Option shall be granted after such termination. If not sooner terminated under the preceding sentence, the Plan shall fully cease and expire at midnight on December 31, 2016. Options outstanding at the time of the Plan termination may continue to be exercised or earned in accordance with their terms.

## SECTION 19
## INFORMATION TO PARTICIPANTS

The Company shall provide to each Participant, during the period for which such Participant has one or more Options outstanding, copies of all annual reports and other information which are provided to all shareholders of the Company.

# Malcolm D. Crawford

Attorney at Law
3136 East 7th Avenue Parkway
Denver, CO 80206
(303) 388-7752
Fax: (303) 388-7755

February 1, 2007

Board of Directors
RX Healthcare Systems, Ltd.
3136 East 7th Avenue Parkway
Denver, CO 80206

RE: Opinion Letter for Offering 10,000 Investment Units by
RX Healthcare Systems, Ltd.

Ladies and Gentlemen:

You have requested an opinion concerning certain matters of Colorado law in connection with the subscription and offering (the "Offering") by RX Healthcare Systems, Ltd., a Colorado corporation (the "Company"), of up to 10,000 investment units ("Units"). Each Unit consists of one hundred shares of its common stock, no par value per share (the "Common Stock"), and one hundred Series A Warrants, one hundred Series B Warrants and one hundred Series C Warrants to purchase one share of Common Stock per warrant (the "Warrants").

In connection with your request for an opinion, you have provided to me, and I have reviewed, the Company's certificate of incorporation (the "Certificate of Incorporation"), its amended certificate of incorporation (the "Amended Certificate"), its bylaws, the Offering Statement filed with the Securities and Exchange Commission in connection with the Offering (the "Offering Statement"), including the offering circular constituting a part thereof (the "Offering Circular"), resolutions of the Board of Directors of the Company (the "Board") concerning, inter alia, the organization of the Company, the Offering, and the form of stock certificate approved by the Board to represent shares of Common Stock.

We understand that the Company will offer the Units for cash and non-cash consideration, which includes but is not limited to cancellation of indebtedness and/or other assets of ascertainable value. In this regard, I have assumed, for purposes of rendering the opinion set forth below, that the value of the non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable time, or in the absence of sales, on the fair value as determined by an accepted standard and they must be reasonable at the time made.

MDC

Your attention is called to the fact that the opinions expressed herein are limited in all respects to matters of Colorado corporate law. I express no opinion concerning the requirements of any other law, rule or regulation, state or federal, applicable to the Company, or the Offering.

Based upon and subject to the foregoing, it is my opinion that:

1. The Company has been duly organized and is validly existing in good standing as a corporation under the laws of the State of Colorado, with the corporate power and authority to own its property and conduct its business as now conducted as described in the Prospectus.

2. The number of Units to be sold in the Offering, the Common Stock and Warrants to be issued in the Offering (including the shares underlying the Warrants) will be duly authorized and, when sold and paid for in accordance with the terms set forth in the Offering Circular, and certificates representing such shares in the form provided are duly and properly issued, will be validly issued, fully paid and non-assessable, with no personal liability for the payment of the Company's debts arising solely by virtue of the ownership thereof; such issuance and sale will not be in violation of or subject to any preemptive rights provided for by Colorado law or by the Certificate of Incorporation.

Sincerely,

Malcolm D. Crawford

END